UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated January 27, 2016

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 – 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: ☒	Form 40-F: ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes: ☐	No: ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes: ☐	No: ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Fibria Celulose S.A.

Consolidated financial statements at

December 31, 2015
and report of independent registered
public accounting firm

Management’s Report on Internal Control over Financial Reporting

1 The management of Fibria Celulose S.A. and subsidiaries (the “Company”) is responsible for establishing and maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting.

2 The Company’s internal control over financial reporting is a process designed by, or under the supervision of, the Company’s Statutory Audit Committee, principal executive and principal financial officers, and effected by the Company’s Board of Directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The Company’s internal control over financial reporting includes those policies and procedures that (a) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (b) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS as approved by the IASB, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (c) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the consolidated financial statements.

3 Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

4 The effectiveness of the Company’s internal control over financial reporting as of December 31, 2015, is based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that assessment, management has concluded that as of December 31, 2015 the Company’s internal control over financial reporting is effective.

São Paulo, January 27, 2016

/s/ Marcelo Strufaldi Castelli	/s/ Guilherme Perboyre Cavalcanti
Marcelo Strufaldi Castelli	Guilherme Perboyre Cavalcanti
Chief Executive Officer	Chief Financial Officer and Investor Relations Officer

Report of independent registered public accounting firm

To the Board of Directors and Shareholders

Fibria Celulose S.A.

1                                        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of profit or loss, comprehensive income, changes in shareholders’ equity and cash flows present fairly, in all material respects, the financial position of Fibria Celulose S.A. and its subsidiaries at December 31, 2015 and December 31, 2014 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and International Standards on Auditing. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

2                                        A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (a) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (b) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (c) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

3                                        Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers

Auditores Independentes

São Paulo, Brazil, January 27, 2016

Fibria Celulose S.A.

Consolidated balance sheet at December 31

In thousands of Reais

	2015	2014

Assets

Current
Cash and cash equivalents (Note 9)	1,077,651	461,067
Marketable securities (Note 10)	1,411,864	682,819
Derivative financial instruments (Note 11)	26,795	29,573
Trade accounts receivable, net (Note 12)	742,352	538,424
Inventory (Note 13)	1,571,146	1,238,793
Recoverable taxes (Note 14)	462,487	162,863
Other assets	168,283	147,638

	5,460,578	3,261,177

Non-current
Marketable securities (Note 10)	68,142	51,350
Derivative financial instruments (Note 11)	273,694	161,320
Related parties receivables (Note 16)	11,714	7,969
Recoverable taxes (Note 14)	1,511,971	1,752,101
Advances to suppliers (Note 22)	630,562	695,171
Judicial deposits (Note 24)	195,344	192,028
Deferred taxes (Note 15)	2,399,213	1,190,836
Assets held for sale (Note 1(b) / Note 36)	598,257	598,257
Other assets	92,714	91,208

Investments (Note 17)	137,771	79,882
Biological assets (Note 18)	4,114,998	3,707,845
Property, plant and equipment (Note 19)	9,433,386	9,252,733
Intangible assets (Note 20)	4,505,634	4,552,103

	23,973,400	22,332,803

Total assets	29,433,978	25,593,980

The accompanying notes are an integral part of these consolidated financial statements.

Fibria Celulose S.A.

Consolidated balance sheet at December 31
In thousands of Reais	(continued)

	2015	2014

Liabilities and shareholders’ equity

Current
Loans and financing (Note 23)	1,072,877	965,389
Derivative financial instruments (Note 11)	302,787	185,872
Trade payables	668,017	593,348
Payroll, profit sharing and related charges	170,656	135,039
Taxes payable	564,439	56,158
Dividends payable	86,288	38,649
Other payables	90,235	124,775

	2,955,299	2,099,230

Non-current
Loans and financing (Note 23)	11,670,955	7,361,130
Derivative financial instruments (Note 11)	825,663	422,484
Deferred taxes (Note 15)	270,996	266,528
Provision for legal proceeds (Note 24)	165,325	144,582
Liabilities related to the assets held for sale (Note 1(b) / Note 36)	477,000	477,000
Other payables	253,420	207,321

	13,663,359	8,879,045

Total liabilities	16,618,658	10,978,275

Shareholders’ equity (Note 28)
Share capital	9,729,006	9,729,006
Share capital reserve	15,474	3,920
Treasury shares	(10,378)	(10,346)
Statutory reserves	1,639,901	3,228,145
Other reserves	1,378,365	1,613,312

Equity attributable to shareholders of the Company	12,752,368	14,564,037

Equity attributable to non-controlling interests	62,952	51,668

Total shareholders’ equity	12,815,320	14,615,705

Total liabilities and shareholders’ equity	29,433,978	25,593,980

The accompanying notes are an integral part of these consolidated financial statements.

Fibria Celulose S.A.

Consolidated statement of profit or loss

Years ended December 31

In thousand of Reais, except for the income per shares

	2015	2014	2013

Revenues (Note 31)	10,080,667	7,083,603	6,917,406
Cost of sales (Note 33)	(5,878,209)	(5,545,537)	(5,382,688)

Gross profit	4,202,458	1,538,066	1,534,718

Operating income (expenses)
Selling expenses (Note 33)	(437,253)	(365,214)	(347,538)
General and administrative (Note 33)	(265,621)	(265,077)	(284,214)
Equity in results of joint-venture	393	(622)
Other operating income and expense, net (Note 33)	24,347	749,462	807,481

	(678,134)	118,549	175,729

Income before financial income and expenses	3,524,324	1,656,615	1,710,447

Financial income (Note 32)	221,679	133,950	110,723
Financial expenses (Note 32)	(569,793)	(1,040,597)	(1,016,526)
Result of derivative financial instruments, net (Note 32)	(830,128)	(6,236)	(215,313)
Foreign exchange loss and indexation charges, net (Note 32)	(2,507,023)	(721,842)	(932,907)

	(3,685,265)	(1,634,725)	(2,054,023)

Income (loss) before income taxes	(160,941)	21,890	(343,576)

Income taxes
Current (Note 15)	(684,246)	(46,280)	(619,606)
Deferred (Note 15)	1,202,172	186,942	265,600

Net income (loss) for the year	356,985	162,552	(697,582)

Attributable to
Shareholders of the Company	342,185	155,584	(706,422)

Non-controlling interest	14,800	6,968	8,840

Net income (loss) for the year	356,985	162,552	(697,582)

Basic earnings (loss) per share (in Reais) (Note 35)	0.62	0.28	(1.28)

Diluted earnings (loss) per share (in Reais) (Note 35)	0.62	0.28	(1.28)

The accompanying notes are an integral part of these consolidated financial statements.

Fibria Celulose S.A.

Consolidated statement of comprehensive income

Years ended December 31

In thousand of Reais

	2015	2014	2013

Net income (loss) for the year	356,985	162,552	(697,582)

Other comprehensive income
Items that will not be reclassified to profit or loss
Actuarial gains/(loss) on post-employment benefit obligations (Note 29(c))	8,721	(7,288)	22,605
Tax effect thereon	(2,963)	2,478	(7,686)
Share of other comprehensive income - Veracel post-employment actuarial (Note 29(c))	(291)		(1,183)
Tax effect thereon	99		402

	5,566	(4,810)	14,138

Items that may be subsequently reclassified to profit or loss
Foreign exchange effect on available-for-sale financial assets - Ensyn (Note 17)(b))	31,853	5,837	5,251
Tax effect thereon	(10,830)	(1,985)	(1,785)

	21,023	3,852	3,466

Total other comprehensive income (loss) for the year, net of taxes	26,589	(958)	17,604

Total comprehensive income (loss) for the year, net of taxes	383,574	161,594	(679,978)

Attributable to
Shareholders of the Company	368,774	154,626	(688,818)

Non-controlling interest	14,800	6,968	8,840

	383,574	161,594	(679,978)

The accompanying notes are an integral part of these consolidated financial statements.

Fibria Celulose S.A.

Statement of changes in shareholders’ equity

Years ended December 31, 2015, 2014 and 2013

In thousands of Reais

	Capital				Other reserves	Statutory reserves			Retained
	Capital	Share issuance costs	Capital reserve	Treasury shares	Other comprehensive income	Legal	Investments	Additional dividends proposed	earnings (accumulated deficit)	Total	Non- controlling interest	Total

As at January 1, 2013	9,740,777	(11,771)	2,688	(10,346)	1,596,666	303,800	3,511,784			15,133,598	37,209	15,170,807

Net income (loss)									(706,422)	(706,422)	8,840	(697,582)
Other comprehensive income					17,604					17,604		17,604
					17,604				(706,422)	(688,818)	8,840	(679,978)
Transactions with shareholders
Unclaimed dividends forfeited							119			119		119
Capital increase of non-controlling interest (Portocel)											2,405	2,405
Dividends declared - non-controlling interest (Portocel)											(2,099)	(2,099)
Investment reserve appropriation							(706,422)		706,422

As at December 31, 2013	9,740,777	(11,771)	2,688	(10,346)	1,614,270	303,800	2,805,481			14,444,899	46,355	14,491,254

Net income									155,584	155,584	6,968	162,552
Other comprehensive income					(958)					(958)		(958)
					(958)				155,584	154,626	6,968	161,594
Transactions with shareholders
Unclaimed dividends forfeited							231			231		231
Stock option program			1,232							1,232		1,232
Dividends declared - non-controlling interest (Portocel)											(1,655)	(1,655)
Minimum mandatory dividend - 25% (Note 28)									(36,951)	(36,951)		(36,951)
Legal reserve (Note 28)						7,779			(7,779)
Investment reserve appropriation							110,854		(110,854)

As at December 31, 2014	9,740,777	(11,771)	3,920	(10,346)	1,613,312	311,579	2,916,566			14,564,037	51,668	14,615,705

Net income									342,185	342,185	14,800	356,985
Other comprehensive income					26,589					26,589		26,589
					26,589				342,185	368,774	14,800	383,574
Transactions with shareholders
Unclaimed dividends forfeited							158			158		158
Repurchase of shares				(32)						(32)		(32)
Stock option program			11,554							11,554		11,554
Dividends declared - non-controlling interest (Portocel)											(3,516)	(3,516)
Dividends distributed (Note 28)							(2,110,854)			(2,110,854)		(2,110,854)
Minimum mandatory dividend - 25% (Note 28)									(81,269)	(81,269)		(81,269)
Additional dividend proposed (Note 28)								218,731	(218,731)
Legal reserve (Note 28)						17,110			(17,110)
Investment reserve appropriation (Note 28)							25,075		(25,075)

As at December 31, 2015	9,740,777	(11,771)	15,474	(10,378)	1,639,901	328,689	830,945	218,731		12,752,368	62,952	12,815,320

The accompanying notes are an integral part of these consolidated financial statements.

Fibria Celulose S.A.

Consolidated statement of cash flows

Years ended December 31

In thousand of Reais

	2015	2014	2013

Income (loss) before income taxes	(160,941)	21,890	(343,576)

Adjusted by
Depreciation, depletion and amortization	1,827,097	1,790,628	1,751,947
Depletion of timber resources from forestry partnership programs	65,141	83,366	111,214
Foreign exchange losses, net	2,507,023	721,842	932,907
Change in fair value of derivative financial instruments	830,128	6,236	215,313
Equity in results of joint-venture	(393)	622
Gain on sale of land and building - Asset Light project (Note 1(d))			(799,040)
Gain on sale of others investments			(3,201)
(Gain) loss on disposal of property, plant and equipment and biological assets, net (Note 33)	(135,347)	68,297	220,936
Interest and gain/losses from marketable securities	(128,825)	(83,055)	(90,014)
Interest expense	470,139	475,780	575,877
Change in fair value of biological assets (Note 18 / Note 33)	(184,583)	(51,755)	(102,265)
Financial charges on Bonds upon partial repurchase		498,583	350,295
Impairment of recoverable taxes - ICMS	247,870	88,444	91,192
Tax credits		(849,520)	(91,017)
Provision for impairment of investments		6,716
Provision (reversal) for contingencies and release of judicial deposits, net	(1,968)	545	(116,042)
Stock option program	11,554	1,232
Provisions and other	10,092	23,159	50,526

Decrease (increase) in assets
Trade accounts receivable	207,542	(84,515)	446,371
Inventory	(213,897)	77,870	(62,662)
Recoverable taxes	(261,544)	(172,337)	(144,192)
Other assets/advances to suppliers	(85,573)	121,814	(3,642)

Increase (decrease) in liabilities
Trade payables	(67,037)	(19,569)	106,817
Taxes payable	(100,509)	(49,130)	(18,464)
Payroll, profit sharing and related charges	35,617	5,653	603
Other payables	(18,159)	(16,142)	(35,402)

Cash provided by operating activities	4,853,427	2,666,654	3,044,481

Interest received	107,532	80,220	144,486
Interest paid	(405,546)	(491,173)	(602,112)
Income taxes paid	(76,395)	(28,945)	(423,325)

Net cash provided by operating activities	4,479,018	2,226,756	2,163,530

Fibria Celulose S.A.

Consolidated statement of cash flows
Years ended December 31
In thousand of Reais	(continued)

	2015	2014	2013

Cash flows from investing activities
Proceeds from sale of land and building - Asset Light project (Note 1(d))		902,584	500,000
Acquisition of property, plant and equipment and intangible assets and forests	(2,357,307)	(1,539,883)	(1,189,716)
Advances for acquisition of timber from forestry partnership program	(608)	(51,119)	(96,968)
Subsidiary incorporation - Fibria Innovations	(11,630)
Marketable securities, net	(714,065)	408,577	1,204,356
Acquisition of interest in subsidiary		(6,716)
Installments paid for additional acquisition of investment	(19,593)	(26,947)
Proceeds from sale of property, plant and equipment	207,643	4,845	36,543
Advances received on disposal of assets (Losango) (Note 1(b))		7,000
Derivative transactions settled (Note 11(c))	(419,631)	(53,099)	(24,065)
Others	(9)	(1,260)	3,699

Net cash provided by (used in) investing activities	(3,315,200)	(356,018)	433,849

Cash flows from financing activities
Borrowings	3,087,989	4,345,609	1,279,414
Repayments of principal	(1,800,670)	(6,636,153)	(3,320,157)
Premium paid on Bond repurchase transaction		(365,351)	(236,536)
Dividends paid	(2,147,840)
Others	7,879	11,902	1,288

Net cash used in financing activities	(852,642)	(2,643,993)	(2,275,991)

Effect of exchange rate changes on cash and cash equivalents	305,408	(37,430)	6,508

Net increase (decrease) in cash and cash equivalents	616,584	(810,685)	327,896

Cash and cash equivalents at beginning of year	461,067	1,271,752	943,856

Cash and cash equivalents at end of year	1,077,651	461,067	1,271,752

The accompanying notes are an integral part of these consolidated financial statements.

Fibria Celulose S.A.

Notes to the consolidated financial statements

at December 31, 2015

In thousands of Reais, unless otherwise indicated

1                                        Operations and current developments

(a)                                General information

Fibria Celulose S.A. is incorporated under the laws of the Federal Republic of Brazil, as a publicly-held company. Fibria Celulose S.A. and its subsidiaries are referred to in these consolidated financial statements as the “Company”, “Fibria”, or “we”. We have the legal status of a corporation, operating under Brazilian corporate law. Our headquarters and principal executive office is located in São Paulo, SP, Brazil.

We are listed on the Brazilian stock exchange (BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros) and the New York Stock Exchange (NYSE) and we are subject to the regulatory requirements of the Brazilian Comissão de Valores Mobiliários (CVM) and the U.S. Securities and Exchange Commission (SEC).

Our activities are focused on the growth of renewable and sustainable forests and the manufacture and sale of bleached eucalyptus kraft pulp. Forests in formation are located in the states of São Paulo, Mato Grosso do Sul, Minas Gerais, Rio de Janeiro, Espírito Santo, Bahia and Rio Grande do Sul.

We operate in a single operating segment, which is the production and sale of short fiber pulp from our pulp production facilities located in the cities of Aracruz (State of Espírito Santo), Três Lagoas (State of Mato Grosso do Sul), Jacareí (State of São Paulo) and Veracel (State of Bahia) (jointly-controlled entity).

The pulp produced for export is delivered to customers by sea, under long-term contracts with shipping companies, through the ports of Santos, located in the State of São Paulo (operated under a concession from the Brazilian Federal Government which expires in 2017) and Barra do Riacho, located in the State of Espírito Santo (operated by our subsidiary Portocel - Terminal Especializado Barra do Riacho S.A.).

On December 9, 2015, we participated in the public auction nº 03/2015, promoted by “Agência Nacional de Transportes Aquaviários - ANTAQ”, a regulatory agency, for the leasing of the public areas and infrastructures for handling and storage of paper, pulp and general cargo. The Company was awarded the contract based on its proposal for the Macuco Terminal (STS07), located in the port of Santos, State of São Paulo, in the amount of R$ 115,047. The Company is awaiting the approval of the results of the public auction and the adjudication of the object by the Concession Authority, which is expected to be granted during the first quarter of 2016. Once approval is received, we will have 45 days to fulfill the requirements stated in the auction notice and at which time, the Concession Authority will invite us to sign the lease contract.

(b)                                Non-current assets held for sale

Losango project assets

On December 28, 2012, the Company and CMPC Celulose Riograndense Ltda. (“CMPC”) signed the definitive Purchase and Sale Agreement for the sale of all of the Losango project assets, comprising approximately 100 thousand hectares of land owned by Fibria and approximately 39 thousand hectares of planted eucalyptus and leased land, all located in the state of Rio Grande do Sul, in the amount of R$615 million. On December 28, 2012 the first installment of the purchase price of R$ 470 million was paid to us. On November 2014, we received an additional R$ 7 million as an advance from CMPC. The second installment of R$ 140 million was deposited in an escrow account and will be released to us once appropriate government approvals are obtained. The final installment of R$ 5 million is payable to us

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2015

In thousands of Reais, unless otherwise indicated

upon the completion of the transfer of the existing land lease contracts and the applicable government approvals are obtained. The sale and purchase agreement established a period of 48 months, which was renewed at the option of CPMC for an additional 48 months (through to 2020), to obtain the required government approvals. If this approval is ultimately not obtained after this 96 month period, we will be required to return to CMPC the amount paid to us, plus interest, and the escrow deposits will revert to CMPC. We have recorded the amount received as a liability under “Advances received in relation to assets held for sale”.

Since the signing of agreement with CMPC, we have taken action to obtain the approvals needed, such as the fulfillment of all conditions precedent, the partial renewal of the area operating license and filing the documentation required by the government agencies. We are confident that approval will be granted.

We have concluded that these assets should remain classified as “assets held for sale” as non-current assets as at December 31, 2015. However, the completion of the sale is not under our sole control and depends on various government approvals, which have been slower than expected.

The Losango assets did not generate any significant impact in the years 2015, 2014 and 2013, since that at this moment, the result of the transaction has not been recognized.

(c)                                 Approval of the expansion plan of the Três Lagoas Unit

On May 14, 2015, the Board of Directors approved the Horizonte 2 Project for the construction of the second Três Lagoas pulp production line.

The Horizonte 2 Project, the construction of which has already started, consists of a new bleached eucalyptus pulp production line with a capacity of 1.85 million tons per year and an estimated investment of US$ 2.2 billion. The startup of the line is projected for the fourth quarter of 2017. At December 31, 2015, virtually all Horizonte 2 Project supply agreements for delivery and installation of equipment and related services had been contracted.

The Project is expected to be financed from the Company’s operating cash flows and financing agreements under negotiation with financial institutions, within the parameters established by the Company´s Indebtedness Management Policy.

(d)                                Asset Light project

On November 15, 2013, the Company (through the Parent Company Fibria Celulose S.A. and its subsidiary Fibria-MS Celulose Sul Mato-Grossense Ltda.) entered into a Share Purchase Agreement and Other Covenants with the company Parkia Participações S.A. (“Parkia”), for the sale of certain land located in the states of São Paulo, Mato Grosso do Sul, Bahia and Espírito Santo, for a total of approximately 210 thousand hectares.

On December 30, 2013, after obtaining the mandatory regulatory approvals as well as the completion of an audit by Parkia, the First Amendment to the Share Purchase Agreement and Other Covenants was concluded and signed, under which the total area subject to the transaction was adjusted to approximately 206 thousand hectares of land, for the total amount of R$ 1,402,584, of which R$ 500,000 has been received by the Company upon signing the agreement. The remaining balance, in the amount of R$ 902,584, was received by us during the first quarter of 2014, after the fulfillment of certain obligations and legal registers performed by the Company.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2015

In thousands of Reais, unless otherwise indicated

An additional amount, not to exceed R$ 247,515, may be received by the Company in three separated payments, of up to one third of the value each payment, on the 7th, 14th and 21st anniversaries of the agreement. The collection of this value is contingent upon the appreciation of the land in each of the anniversaries, measured according to predefined measurement assumptions established in the agreement and adjusted by the variation of the IGP-M index through the actual payment dates.

On December 30, 2013, the Company also signed with the Parkia’s subsidiaries (“Counterparty”) a Forestry Partnership Agreement and a Standing Timber Supply Agreement, both with a term up to 24 years (or four harvesting cycles of approximately seven years), during which the Company will continue to operate its forests located in the sold areas. The agreement does not provide any renewal or extension provisions to its original term.

In exchange for the right to use the land by the Company for its forestry activities, the forestry partnership agreement grants to the Counterparty and land owner, the right to receive 40% of the volume of wood (in cubic meters — m3), produced by the Company on the land during each harvesting cycle, limited to a “cap” contractually established.

As established in the standing timber supply agreement, the Company will acquire the 40% wood volume that the Counterparty has the right to pursuant to the forestry partnership agreement at an m3 price established in each agreement. The m3 price is determined in USD and will be readjusted based on the consumer price index of the U.S. economy - US-CPI index. The payments will be due on a quarterly basis. At the end of each harvesting cycle, any difference between the total quarterly payments paid by the Company and the equivalent to 40% of the actual timber harvested during the harvesting cycle will be settled, only in the event that the quarterly payments made by the Company were higher than the equivalent to 40% of the actual timber harvested at the end of the harvesting cycle, in which case the Company will be reimbursed for the excess amount.

The Share Purchase Agreement has a clause that allows Parkia to withdraw up to 30% of the total land subject to the forestry partnership agreement and the standing timber supply agreement, pursuant to a pre-defined withdrawal schedule. Additionally, in relation to the areas not subject to the withdrawal,  Fibria has a first refusal right to acquire the land at market value in the event Parkia receives an offer to sell the land to a third party.

In case of the sale of any portion of land for a third party, regarding the land not included in the 30% mentioned above, the new land owner is committed with all rights and obligations of the agreements signed between Fibria and former land owner until the end of the period of the Forestry Partnership Agreement.

The Share Purchase Agreement does not provide the Company with a right to repurchase the land during or at the end of the term of the agreement.

Accounting treatment of the transaction

The share purchase agreement, the forestry partnership and standing timber supply agreements result in a quarterly payment obligation by the Company towards the Counterparty for the right to use of the land, with a settlement provision based on the pre-cutting wood inventory counts. The final settlement amount payable is limited to the “cap” defined in the agreements. The annual estimated payment by the Company under the transaction is approximately US$ 46 million. Fibria has the contractual right to use the land or direct others to use the land during the term of the agreement in a manner it determines while ultimately retaining 100% of the harvested timber in such land, through the 60% that Fibria will

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2015

In thousands of Reais, unless otherwise indicated

contractually retain and the remaining 40% will be purchased from the Counterparty.

Based on the above, for accounting purposes, and according to IFRIC 4, Determining whether an Arrangement Contains a Lease, the contracts are deemed to be within the scope of the technical pronouncement International Accounting Standard - IAS 17 (R1) - Leases. Therefore, the Company accounts for this transaction as a sale leaseback transaction. The lease is considered to be an operating by nature, with exclusively contingent payments.

The transaction contains an embedded derivative embedded in the standing timber supply agreement, corresponding to the U.S. Dollar m3 price which is adjusted by the U.S.CPI index, that is not closely related to the economic environment where the areas are located.

The Company did not recognize separately the fair value of the embedded derivative corresponding to the price in U.S. Dollar from the standing timber supply agreement due to the fact of the functional currency of the Counterparty is the U.S. Dollar and, consequently, the embedded derivative is considered to be closely related to the host agreement.

Gain on sale

The Company recognized a gain on sale, as described in the following table:

Sale amount (excluding the contingent asset amount)	1,402,584
(-) Cost of net assets derecognized
Fixed Assets — Land and improvements (Note 19)	(596,528)
(-) Others	(7,016)

(=) Gain on sale before income tax and social contribution	799,040

(-) Income tax and social contribution expense	(271,674)

(=) Gain on sale, net of income tax and social contribution, in 2013	527,366

2                                        Presentation of financial statements and summary of significant accounting policies

2.1                              Financial statements - basis of preparation

The financial statements have been prepared under the historical cost convention, as modified by available-for-sale financial assets, other assets and financial liabilities (including derivative instruments) measured at fair value

(a)                                Accounting policies adopted

The Company’s consolidated financial statements have been prepared and are being presented in accordance with and in compliance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2015

In thousands of Reais, unless otherwise indicated

(b)                                Approval of the financial statements

The consolidated financial statements were approved by the Board of Directors and Fibria’s Management on January 27, 2016.

2.2                              Consolidation

2.2.1                    Consolidated financial statements

Intercompany transactions, balances and unrealized gains and losses on transactions between group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of a loss of value (impairment) of the asset transferred. Accounting policies of subsidiaries have been modified where necessary to ensure consistency with the policies adopted by the Company.

(a)                                Subsidiaries

Subsidiaries are all entities (including special-purpose entities) over which the Fibria has the power to govern the financial and operating policies of the entity, generally through a majority voting stake. The Company controls an entity when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether Fibria controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to Fibria and de-consolidated from the date that control ceases.

The exclusive controlled investment fund is consolidated.

(b)                                Joint operations

Veracel Celulose S.A. (“Veracel”), Asapir Produção Florestal e Comércio Ltda. (“Asapir”) and VOTO — Votorantim Overseas Trading Operations IV Limited (“VOTO IV”) are joint operations, accordingly, assets, liabilities, revenue and expenses are recognized in relation to the interest in the joint operation.

None of the jointly-operated entities have publicly traded shares.

The Company does not have any significant restrictions or commitments with regards to its jointly-operated entities.

The balance of assets, liabilities and net revenue at December 31, 2015 and 2014 of the jointly-operations are separately presented (Note 17(a)).

(c)                                 Associated companies and joint ventures

Associates are all entities over which the Company has significant influence but not control or joint control, generally with an ownership percentage between 20% and 50% through voting rights.

Investments in associates and joint ventures are accounted for using the equity method of accounting. Under the equity method, the investment is initially recognized at cost, and the carrying amount is increased or decreased to recognize the investor’s share of the profit or loss of the investee after the date of acquisition.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2015

In thousands of Reais, unless otherwise indicated

Currently the Company has a 50% share in the joint venture F&E Technologies LLC, a US incorporated entity.

(d)                                Subsidiaries and jointly-operated entities

The subsidiaries and jointly-operated entities included in the consolidation are as follows:

	Percentage of total capital
	2015			2014
	Direct	Indirect	Total	Total

Companies located in Brazil
Asapir Produção Florestal e Comércio Ltda. (i)	50		50	50
Bahia Produtos de Madeira S.A.	33.33	66.67	100	100
Fibria-MS Celulose Sul Mato-Grossense Ltda.	100		100	100
Fibria Terminais Portuários S.A.	100		100	100
F&E Participações Ltda.	100		100
F&E Tecnologia do Brasil S.A.		100	100
Portocel - Terminal Especializado de Barra do Riacho S.A.	51		51	51
Projetos Especiais e Investimentos S.A.	100		100	100
Veracel Celulose S.A. (i)	50		50	50
WOP — Wood Participações Ltda.	100		100	100

Companies located abroad
Fibria (Europe) S.A.		100	100	100
Fibria Celulose (USA) Inc.	100		100	100
Fibria Innovations Inc.	100		100
Fibria International Celulose GmbH.	100		100	100
Fibria International Trade GmbH.		100	100	100
Fibria Overseas Finance Ltd.	100		100	100
Fibria Overseas Holding KFT	100		100	100
Fibria Trading International KFT	48.3	51.7	100	100
Green Parrot BV		100	100	100
VOTO - Votorantim Overseas Trading Operations IV Limited (i)	50		50	50

(i)        Jointly-operated entities, as detailed in Note 2.2.1(b).

2.3                              Segregation of assets and liabilities between current and non-current

Current assets or liabilities those for which expectation for realization or disbursement is no more than 12 months after the balance sheet date.

2.4                              Foreign currency translation

(a)                                Functional and presentation currency

The Brazilian Real (“Real”, “Reais” or “R$”) is the functional and presentation currency.

(b)                                Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or the date of valuation when re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2015

In thousands of Reais, unless otherwise indicated

exchange rates of monetary assets and liabilities denominated in foreign currencies are presented as “Foreign exchange gain (loss)” in the Statement of profit or loss.

2.5                              Cash and cash equivalents

Cash and cash equivalents include cash, bank deposits, and highly liquid short-term investments, which have original maturities up to 90 days and are readily convertible into a known amount of cash and subject to an immaterial risk of change in value.

2.6                              Financial assets

2.6.1                    Classification, recognition and measurement

The Company classifies its financial assets in the following categories: (a) at fair value through profit or loss (b) held-to-maturity investments, (c) loans and receivables, and (d) available for sale financial assets. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

Regular purchases and sales of financial assets are recognized on the trade date - the date on which Fibria commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred but only if Fibria has transferred substantially all risks and rewards of ownership.

(a)                                Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss comprise the financial assets held for trading and the derivative financial instruments, including embedded derivatives and are initially recognized at fair value, and the transaction costs are recorded in the Statement of profit or loss. Changes in fair value are recognized in the profit or loss under “Financial income” or “Financial expenses”, depending of the results obtained, for non-derivative instruments, and under “Result of derivative financial instruments” for derivative instruments.

(b)                                Held-to-maturity investments

The held-to-maturity investments comprise the investments in non-derivative instruments that the Company has the ability and intention to hold until maturity and are measured initially at fair value, including cost of the transaction and subsequently at amortized cost. The Company evaluates whether there is objective evidence that a financial asset or a group of financial assets is registered above its recovery value.

(c)                                 Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, comprise the “Trade account receivables”, “Related parties receivables” and “Cash and cash equivalents” and are carried at amortized cost using the effective interest method.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2015

In thousands of Reais, unless otherwise indicated

(d)                                Available-for-sale financial assets

Available-for-sale financial assets are non-derivative instruments that are either designated in this category or not classified in any of the other categories. The changes in the fair value of the available for sale financial asset are recognized as follow: (i) the effect of foreign currency exchange and changes in the fair value of the investment are recognized directly in “Other comprehensive income” in equity; and (ii) the effect of foreign currency exchange and changes in the fair value of the warrant of acquire shares are recognized in profit or loss of the year.

2.6.2                    Offsetting financial instruments

Financial assets and liabilities are offset and the net amount is reported in the balance sheet when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

2.6.3                    Impairment of financial assets

(a)                                Assets carried at amortized cost

The Company assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired only if there is objective evidence of an impairment as a result of one or more events that occurred after the initial recognition of the asset and that loss event has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

The criteria that the Company uses to determine whether there is objective evidence of an impairment loss include:

•             significant financial difficulty of the issuer or debtor;

•             a breach of contract, such as a default or delinquency in interest or principal payments;

•             where Fibria, for economic or legal reasons relating to the borrower’s financial difficulty, grants to the borrower a concession that the lender would not otherwise receive;

•             it becomes probable that the borrower will enter bankruptcy or other financial reorganization;

•             the disappearance of an active market for that financial asset because of financial difficulties;

•             observable data indicating that there is a measurable decrease in the estimated future cash flows from a portfolio of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the portfolio.

The amount of an impairment loss is measured as the difference between the carrying amount of the asset and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate. If the financial asset is impaired the carrying amount of the asset is reduced and a loss is recognized in the Statement of profit or loss.

If, in a subsequent period, the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the reversal of the previously recognized impairment loss is recognized in the Statement of profit

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2015

In thousands of Reais, unless otherwise indicated

or loss.

(b)                                Assets classified as available for sale

The Company assesses at the end of each reporting period whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of investments classified as available for sale, a significant or prolonged decline in the fair value of the equity below its cost is also evidence that the assets are impaired. If any such evidence exists for available for sale financial assets, the cumulative loss — measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized other comprehensive income — will be recognized in profit or loss.

2.7                              Derivative financial instruments and hedging activities

Derivatives are initially recognized at fair value on the date the derivative contract is entered into and are subsequently re-measured at fair value. Changes in fair value are recorded in “Result of derivative financial instruments” in the Statement of profit or loss.

Embedded derivatives in non-derivative host contracts are required to be separated when their risks and characteristics are not-closely related to those of host contracts and these are not measured at fair value through profit or loss.

Non-option embedded derivative are separated from the host contracts in accordance with its stated or implied substantive terms, so that they have zero fair value on initial recognition.

Even though the Company uses derivatives to mitigate risks, hedge accounting has not been applied in the periods presented. The fair value of derivative instruments is disclosed in Note 11.

2.8                              Trade accounts receivable

Trade accounts receivable correspond to the amounts receivable from sales made in the course of the Company’s normal business, less a provision for impairment, if necessary.

The calculation of the provision is based on a reasonable estimate to cover expected probable losses on the realization of receivables, considering the situation of each customer and the respective guarantees.

In performing such analysis of impairment our Treasury Department, examines on a monthly basis the maturity of receivables from domestic and foreign customers and identifies those customers with overdue balances assessing the specific situation of each client including the risk of loss, the existence of contracted insurance, letters of credit, collateral and the customer’s financial situation and the legal processes in the event of execution. As a result of this analysis management determines the amount to be recorded as an impairment.

The recognition and reversal of a provision for trade receivables is recorded as “Selling expenses” in the Statement of profit or loss.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2015

In thousands of Reais, unless otherwise indicated

2.9                              Inventory

Inventory is stated at the lower of average purchase or production cost and the net realizable value. Finished products and work-in-process consist of raw materials, direct labor, other direct costs and general production expenses.

The raw materials derived from biological assets are measured based on their fair value less cost to sell at the point of harvest, when transferred from biological assets to inventory.

Imports in transit are stated at the accumulated cost of each import. The net realizable value is the estimated sales price in the normal course of business, less selling expenses.

2.10                       Current and deferred income tax and social contribution

Taxes on income comprise current and deferred tax. Tax is recognized in the Statement of profit or loss, except to the extent that it relates to items recognized in other comprehensive income. In this case the tax is recognized directly in shareholders’ equity in other comprehensive income.

The current income tax charge is calculated based on the tax laws enacted or substantively enacted at the balance sheet date in the countries where the Company operates and generates taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted at the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, except where the timing of the reversal of the temporary difference is controlled by Fibria and it is probable that the temporary difference will not be reversed in the foreseeable future.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on the same taxable entity.

2.11                       Intangible assets

(a)                                Goodwill

Goodwill arises on the acquisition of subsidiaries and represents the excess of the consideration transferred over the Company’s interest in the net fair value of identifiable assets, liabilities and contingent liabilities acquired and the fair value of the non-controlling interest in the acquired. Goodwill is recorded in intangible assets. Goodwill impairment reviews are undertaken annually or more

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2015

In thousands of Reais, unless otherwise indicated

frequently if events or changes in circumstances indicate a potential impairment. The carrying value of goodwill is compared to the recoverable amount, which is the higher of value in use and the fair value less costs to sell. An impairment charge is recognized immediately as an expense and is not subsequently reversed. Gains and losses on sale of subsidiaries include the accounting value of the goodwill related to the subsidiary sold.

Goodwill is allocated to Cash Generating Units (“CGUs”) or groups of CGUs. The allocation is made to the CGUs or group of CGUs which will benefit/from the business combination originating the goodwill. Each CGU or group of CGUs to which the goodwill is allocated represents the lowest level within the entity at which the goodwill is monitored for internal management purposes.

(b)                                Database

The database represents the technical knowledge accumulated over several years and the database of forestry and industrial technologies originating from the Aracruz Celulose S.A. (“Aracruz”) acquisition. These assets are the bases for improvements in the productivity per hectare of eucalyptus and also in the industrial process of pulp production.

The database was recognized at fair value at the acquisition date; it has a definite useful life and is recorded at cost less accumulated amortization. The amortization is calculated on a straight-line basis, at the annual rate of 10%, and recorded in the Statement of profit or loss in “Other operating income (expenses), net”.

(c)                                 Patent

A registered patent was acquired in the Aracruz business combination and corresponds to the pulp process for a specific application and customer and has been fully amortized.

(d)                                Relationship with suppliers

This relates to the contracts that the Company has for the supply of chemical products, arising from the Aracruz acquisition.

This asset was recorded at fair value on the acquisition date, it has a definite useful life and is subsequently recorded at cost less accumulated amortization. Amortization is calculated on a straight-line basis, at the annual rates of 6.3%.

(e)                                 Development and implementation of systems (software)

The costs directly attributable to the development and testing of identifiable and unique software, controlled by Fibria, are recognized as intangible assets when the following criteria are met: (i) it is technically feasible to complete the software for it to be available for use; (ii) management intends to complete the software and use or sell it; (iii) there is an ability to use or sell the software product; (iv) it will provide probable future benefits that can be demonstrated; (v) suitable technical, financial and other resources are available to conclude its development and to use or sell it; (vi) the attributable expenditure during its development can be reliably measured.

Software development costs are amortized over their estimated useful lives at an annual rate of 20%.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2015

In thousands of Reais, unless otherwise indicated

2.12                       Property, plant and equipment

Property, plant and equipment are stated at cost and depreciated on a straight-line basis, in accordance with the estimated economic useful lives of the related assets. Annual depreciation rates are described in Note 19. Land is not depreciated.

The cost of major renovations is capitalized if the future economic benefits exceed the performance standard initially estimated for the asset. Renovations are depreciated over the remaining useful life of the related asset.

Repairs and maintenance are expensed when incurred.

Loans and financing costs are capitalized during the period necessary to execute and prepare the asset for its intended use (Note 19).

The residual values and useful lives of assets are reviewed and adjusted, if appropriate, at the end of each year.

An asset’s book value is immediately written down to its recoverable amount if it is greater than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing the proceeds with the book value and are recognized as “Other operating income (expenses), net” in the Statement of profit or loss.

2.13                       Leases

At the inception of an agreement the Company determines whether a contract or set of contracts is or contains a lease when: (i) the performance of the contract is dependent upon the use of that specified asset and, (ii) the contract gives the Company the right of use of the asset.

Leases of property, plant and equipment in which the Company assumes substantially all the risks and benefits of ownership are classified as finance leases. Finance leases are recorded as a financed purchase, initially recognized as property, plant and equipment with a corresponding leasing liability.

Leases in which substantially all of the ownership risks and benefits are retained by the lessor are classified as operating leases.

The minimum payments for operating leases (net of any incentives received from the lessor) are expensed on the straight-line method over the lease term. The contingent values of payment (those that are not a fixed amount but are based in the future amount of a factor such as volume of standing timber) are accounted in the periods where they are incurred.

Operational leases are recognized in profit and loss except for those related to land leased for forest plantations which are capitalized as part of the cost of biological assets.

2.14                       Biological assets

Biological assets are measured semi-annually (June and December) at fair value, net of estimated costs to sell. Depletion is calculated based on the total volume harvested. The counter entry to the valuation is recorded in “Other operating income (expenses), net”.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2015

In thousands of Reais, unless otherwise indicated

Biological assets consist of eucalyptus forests exclusively from renewable plantations and intended for the production of bleached pulp. The cycle of harvesting following replanting occurs between six and seven years.

2.15                       Business combination

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured by the sum of consideration transferred, measured at fair value on the acquisition date. The costs directly attributable to the acquisition are recorded as expense when incurred.

Initially, the goodwill is measured as the surplus of the consideration transferred in relation to the net assets acquired at fair value. After initial recognition, the goodwill is measured at cost, less any accumulated impairment.

2.16                       Impairment of non-financial assets other than goodwill

Assets that are subject to amortization are reviewed for impairment annually or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non-financial assets other than goodwill that suffered impairment are reviewed for possible reversal of the impairment at each reporting date.

2.17                       Trade payables

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers and are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method. In practice, they are usually recognized at the invoiced amount.

2.18                       Loans and financing

Loans and financing are initially recognized at fair value, net of transaction costs incurred and are subsequently stated at amortized cost. Any difference between the proceeds and the redemption value is recognized in the Statement of profit or loss over the period of the loans and financing using the effective interest rate method.

The financial charges in the repurchase of Bond are presented as financing activities in the Statement of Cash Flows.

2.19                       Employee benefits

(a)                                Pension obligations

The Company participates in pension plans, managed by a private pension entity, which provide post-employment benefits to employees, classified as defined contribution plans to which the Company pays fixed contributions and for which it has no legal liability to make additional contributions if the fund does not have sufficient assets to honor the benefits due to employees for service in the current and prior periods.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2015

In thousands of Reais, unless otherwise indicated

Contributions represent net costs and are recorded in the Statement of profit or loss in the period in which they are due.

(b)                                Health care (post-retirement)

Some of Fibria’s subsidiaries used to provide post-retirement health care benefits in the form of a lifetime benefit to a specific group of employees which has since been discontinued and closed to new participants from July 2007.

The liability related to the health care plan for retired employees is stated at the present value of the obligation. Management’s estimate of the defined benefit obligation is calculated annually together with an independent qualified actuaries. The present value of the defined benefit obligation is determined through an estimate of discounted future cash outflows (Note 29(c)).

Changes in the present value of the liabilities of the plan regarding the interest accrued are immediately recognized in the Statement of profit or loss. The changes in the present value of the liabilities of the plan regarding the actuarial gain and loss are recognized directly in shareholder’s equity, in “Other comprehensive income”.

(c)                                 Profit-sharing and bonus plans

As from 2015, the provisions for bonuses and profit-sharing programs are calculated based on qualitative and quantitative targets established by management and are recorded with a charge to the Statement of profit or loss under “Other operating income (expenses), net”.

The lines of “Administrative expenses” and “Other operating income (expenses), net” of 2014 and 2013 were adjusted in the amount of R$ 20,001 and R$ 15,917, respectively, for comparison purposes.

(d)                                Share-based compensation

(i)                                   Phantom Stock Options Plan

The Company offers a compensation plan in which the amount of the benefit is determined based on changes in the quoted market price of its shares, based on a predetermined floor price and an established measurement date. The plan consists of cash payments, not involving the issue and/or delivery of shares for purposes of the plan. The Company’s CEO and statutory and non-statutory officers are eligible for the plan.

The provisions are recorded with a charge to the Statement of profit or loss under “Other operating income (expenses), net”, based on the fair value of the benefits granted and the vesting period. The fair value of this liability is re-measured at each reporting period.

(ii)                               Stock Options Plan

The Company operates an equity-settled arrangement under which it receives services from employees as consideration for equity instruments (stock options) of the Company. The fair value of the employee services received in exchange for the grant of the options is recognized in the Statement of profit or loss under “Other operating income (expenses), net”, against to the capital reserve. The Company’s CEO, statutory and non-statutory officers and general managers are eligible for the plan.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2015

In thousands of Reais, unless otherwise indicated

The total amount expensed is determined by reference to the fair value of the options granted, including any market performance conditions and the impact of any non-vesting conditions and excluding the impact of any service and non-market performance vesting conditions. Non-market performance and service conditions include assumptions about the number of options that are expected to vest.

The total expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied.

At the end of each reporting period, the Company revises its estimates of the number of options that are expected to vest based on the non-market vesting conditions. If necessary, we recognize the impact of the revision to original estimates in the Statement of profit or loss, with a corresponding adjustment to shareholders’ equity.

The assumptions and model used to estimate the fair value of share-based compensation plans are presented in Note 30(ii).

2.20                       Contingent assets and liabilities

(a)                                Assets, previously treated as contingent, are recognized only when there is evidence that realization is virtually certain, generally when favorable, final and unappealable court decisions have been obtained and for which the value can be measured. Contingent assets, for which such conditions are not met, are only disclosed in the notes to the financial statements when material.

(b)                                Contingent liabilities are provided to the extent that the Company expects that is probable that it will disburse cash and the amount can be reliably estimated. Tax and civil proceedings are accrued when losses are assessed as probable and the amounts involved can be reliably measured. When the expectation of loss is possible, a description of the processes and amounts involved is disclosed in the notes to the financial statements. Labor proceedings are provisioned based on the historical percentage of disbursements. Tax and civil contingent liabilities assessed as remote losses are neither accrued nor disclosed.

2.21                       Asset retirement obligations

These primarily relate to future costs for the decommissioning of industrial landfill and related assets. A provision is recorded as a long-term obligation against fixed assets. The provision and the corresponding asset are initially recorded at fair value, based on the present value of estimated cash flows for future cash payments discounted by an adjusted risk-free rate. The long-term obligation accrues interest using a long-term discount rate. The asset is depreciated on a straight-line basis over the useful life of the principal. Depreciation is recorded in the Statement of profit or loss.

2.22                       Revenue recognition

Fibria recognizes revenue when: (i) the amount of revenue can be reliably measured; (ii) it is probable that future economic benefits will flow to the entity; and (iii) when specific sales criteria have been met including transfer of property and transfer of the risk of the product to the client.  The latter is based on “Incoterm” (pre-defined commercial terms published by the International Chamber of Commerce) parameters and confirmation of available credit by the customer in order for the sale to be consummated. Revenue is the net amount after deduction of taxes, discounts and sales returns.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2015

In thousands of Reais, unless otherwise indicated

(a)                                Sale of products

The recognition of revenue for domestic and export pulp sales is based on the following principles:

(i)                                    Domestic market - sales are mainly made on credit. Revenue is recognized when the customer receives the product, whether on the carrier’s premises or at its own premises, at which point risk and rewards of ownership are transferred.

(ii)                                 Export market - export orders are normally supplied from third party warehouses located near strategic markets; sales are mainly made on credit. Revenue is recognized as per the “Incoterm” parameters.

(b)                                Financial income

Financial income is recognized on an accrual basis, using the effective interest method, and to the extent that realization is probable.

2.23                       Dividend distribution

Dividend distribution to the Company’s shareholders is recognized as a liability based on the Company’s by-laws and in the dividend policy. Any amount that exceeds the minimum mandatory dividend is highlighted in the statement of changes in shareholders’ equity as “Additional dividends proposed”, but only is provisioned on the date when it was approved by the shareholders at the general meeting.

2.24                       Non-current assets held for sale

The Company records assets held for sale as non-current assets when the asset (or disposal group of assets) is available for immediate sale in its present condition and subject only to terms that are usual and customary for sales of such assets and the sale is highly probable.

The Company measures the assets held for sale (or group of assets) at the lower of its carrying amount and fair value less costs to sell. If the carrying amount exceeds the fair value less costs to sell an impairment loss is recognized in the Statement of profit or loss. Any subsequent reversal of impairment is recognized only to the extent of the loss previously recognized.

The depreciation of an asset (or group of assets) stops when it is classified as held for sale. The assets and liabilities of a disposal group classified as held for sale are presented separately and are not offset and presented as a single amount.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2015

In thousands of Reais, unless otherwise indicated

2.25                       New standards, amendments and interpretations issued by IASB

The standards below have been issued and are effective for future periods, as from January 1, 2016. We have not early adopted these standards.

Standard	Effective date	Main points introduced by the standard	Impacts of the adoption
IFRS 9 - Financial Instruments	January 1, 2018

The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change which is due to an entity’s own credit risk is recorded in Other comprehensive income rather than the Statement of profit or loss.

The Company is currently assessing the impacts of the adoption.
IFRS 15 - Revenue recognition	January 1, 2018	This accounting standard establishes the accounting principles to determine and measure revenue and when the revenue should be recognized.	The Company is currently assessing the impacts of the adoption.
IAS 41 - Agriculture	January 1, 2016

The “bearer plants” are to be accounted for as property, plant and equipment (IAS 16), i.e., at cost less depreciation or impairment provision. “Bearer plants” are defined as those used to produce fruit/ regenerate for several years, but the plant itself, once mature, does not suffer significant changes.

The Company has evaluated and concluded that the revision of the standard will not impact its measurement and presentation of its biological assets since they do not meet the definition of “bearer plants”.

IFRS 16 - Leases	January 1, 2019

This accounting standard replaces the previous leases standard, IAS 17 Leases, and related interpretations and sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, i.e., the customers (‘lessees’) and the suppliers (‘lessor’).
Lessees are required to recognize a lease liability reflecting future lease payments and a ‘right-of-use asset’ for virtually all lease contracts, except for certain short-term leases and leases of low-value assets. For lessors, the accounting stays almost the same and continues to classify its leases as operating leases or finance leases, and to account for those two types of leases differently.

The Company is currently assessing the impacts of the adoption.

There are no other IFRSs or IFRIC interpretations that are not yet effective that the Company expects to have a material impact on the Company’s financial position and results of operations.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2015

In thousands of Reais, unless otherwise indicated

3                                        Critical accounting estimates and assumptions

The Company makes estimates concerning the future based on assumptions. The resulting accounting estimates will, by definition, seldom equal the related actual results. Management believes that the estimates and assumptions that may have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are those addressed below.

(a)                                Income tax and social contribution

The Company recognizes deferred tax assets and liabilities based on the temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities. If we or one of our subsidiaries operate at a loss or are unable to generate sufficient future taxable income, or if there is a material change in the actual effective tax rates or time period within which the underlying temporary differences become taxable or deductible, our deferred tax asset could be reduced and, then the effective tax rate would increase.

The Company has had a history of recurring taxable income, which has recently been offset by net operating loss carryforward assets. The Company’s management believes, based on projections of income approved at the appropriate levels, that it is probable the deferred tax asset will be fully realized.

(b)                                Employee benefits

The current value of the obligations under the healthcare plan depends on a number of factors that are determined based on actuarial calculations using various assumptions. The discount rate is one of the assumptions used in determining the net cost (revenue) of the actuarial obligations due, which is based on returns offered by Brazilian Government Bonds, which are denominated in the currency in which the benefits will be paid and that have terms to maturity similar to the terms of the obligations of the healthcare plan (Note 29).

The liability for share-based compensation regarding to Phantom Stock Options plan is recorded at its estimated fair value which is calculated by the Company using the Binomial Tree model-Trinomial.

The fair value of each option granted under the Stock Option plan is estimated at the grant date based on the Black & Scholes option pricing model.

Any changes in the assumptions used for calculating the liability will affect the amount recorded at the balance sheet date.

(c)                                 Fair value of derivatives and other financial instruments

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. Fibria uses judgment to select a variety of methods and make assumptions that are mainly based on market conditions existing at the end of each reporting period. The Company also uses its judgment to define scenarios and the assumptions for sensitivity analyses (Note 5).

Any changes to the assumptions used for calculations involving the fair value of financial instruments could significantly affect the financial position of the Company.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2015

In thousands of Reais, unless otherwise indicated

(d)                                Biological assets

The calculation of the fair value of biological assets takes into consideration various assumptions which require a high degree of judgment. Any changes in these assumptions, would have an impact on the discounted cash flow result, resulting in an appreciation or devaluation of these assets (Note 18).

The main assumptions used by Management to calculate the fair value of the biological assets and the correlation between changes in such premises and the fair value of the biological assets, are described as follows:

Assumptions used	Impact on fair value of the biological assets

Actual planted area (hectare)	Increase of the premise, increase the fair value
Average annual growth (IMA) - m3/hectare	Increase of the premise, increase the fair value
Net average sale price - R$/m3	Increase of the premise, increase the fair value
Remuneration of own contributory assets - %	Increase of the premise, decrease the fair value
Discount rate - %	Increase of the premise, decrease the fair value

(e)                                 Allowance for doubtful accounts

The allowance for doubtful accounts is recorded in an amount we consider sufficient to cover any probable losses on realization of our accounts receivable from our customers and is included in selling expenses. Our accounting policy for establishing the allowance for doubtful accounts reserve requires that all invoices be individually reviewed.

(f)                                  Review of the useful lives and recoverability of long-lived assets

The Company reviews its long-lived assets to be held and used in its activities, for possible impairment whenever events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable on the basis of future cash flows. The Company reduces the net book value if the carrying amount exceeds the recoverable amount (Note 37).

(g)                                Contingent assets, contingent liabilities and legal obligations

The Company is currently involved in certain labor, civil and tax proceedings. The provision for legal proceeds is recorded based on Management’s evaluation and on the advice of internal and external legal counsel, and are subject to a high level of judgment (Note 24).

(h)                                Goodwill impairment

The Company performs impairment tests at least annually, or more frequently when events or changes in circumstances may indicate that the carrying amount of cash-generating units to which goodwill has been allocated might not be recoverable (Note 2.16). The recoverable amount of CGUs is determined based on calculations of the value in use, which involves significant estimates (Note 37(a)).

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2015

In thousands of Reais, unless otherwise indicated

4                                        Risk management

The Company’s activities expose it to a variety of risks.  Management classifies the risks inherent to its business in the following categories:

(a)                                Financial risks - corresponds to inadequate cash management, use of resource in new operations, unknown risks, with greater complexity and/or high risk (items 4.2.1(a), 4.2.1(b) and 4.2.1(c)).

(b)                                Compliance risk - corresponds to legal or regulatory penalties, financial losses or reputational damage that the Company may face due to regulatory noncompliance and include social and environmental, labor and tax risk assessments.

(c)                                 Operational risk - results from the lack of consistency or adequacy of information systems, processing and operational controls, asset management failures, or cash flow management, or from potential frauds that affect the activities of the Company.

(d)                                Strategic risk - results from internal and external events that affect the reputation and sustainability of the Company, such as the risks related to the lack of capability or ability by the Company in response to changes that can impact the achievement of the strategic subjects.

4.1                              Social and environmental risks

(a)                                Risks associated with climate changes

Our activities are exposed to the potential effects of climate changes, which may affect the equilibrium of the ecosystems, the productivity of the forest and the availability of water and energy.

Fibria manages and operates its forest and industrial activities through the adoption of controls and monitoring tools, such as agronomic studies, genetic improvement for the production of eucalyptus that contemplate genetic modifications to  adapt to different climatic conditions, monitoring of water consumption in forested areas, among others.

(b)                                Environmental risks

(i)                                    Management of water resources - Fibria constantly monitors the situation in the watersheds where it operates with respect to water quantity and quality that might affect the Company’s forest management. Use of water by the industrial plants is governed by the environmental legislation of each location and the licensing requirements of each plant. All our facilities operate under proper and valid licenses.

(ii)                               Forest protection - protection of the forests against pests, disease, weeds and fires is based on a strategy involving continuous cycles of prevention, monitoring and control. The Company has ongoing efforts to select and plant increasingly resistant plant strains, and is also concerned with preserving an ecological balance and acquiring know-how to improve its forest management.

(iii)                            Biodiversity - the Company’s forestry activities are licensed by the relevant regulatory bodies and socio- environmental planning activities are performed. Areas of native forest species are interspersed with eucalyptus plantations. Fibria strives to maintain its protected areas to conform to the Legal Reserves, Permanent Preservation Areas (APPs) and Private Natural Heritage Reserves (RPPNs) through the protection, restoration, management and integration of those areas with its forest activities. The Company also seeks to minimize external and degradation elements that may affect these areas.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2015

In thousands of Reais, unless otherwise indicated

(iv)                           Waste - Fibria is undertaking efforts to recycle pulp production waste by transforming them in products that can be used in the forestry area. This practice generates both environmental and economic benefits, with reduction in disposal of waste in landfills and replacing supplies with recycled waste in the silviculture operations.

(c)                                 Impacts on communities

Fibria is committed to support communities with different economic, social and cultural backgrounds, which are affected positively or negatively and in different degrees, by the cultivation of eucalyptus trees. In order to maintain a healthy relationship with all communities, the Company has developed a plan to monitor these neighboring populations and classified them based on their degree of relationship with the Company. The relationship model has been implemented in all the forestry operations with respect to the silviculture and harvest activities.

(d)                                Contracting with suppliers

In order to mitigate the risk of our suppliers hiring child or forced labor, we require suppliers to provide a formal confirmation with respect to this matter.

Two other mandatory requirements to engage our suppliers are compliance with the environmental policies of Fibria and with the criteria for safe transportation (Safe Road Program). All contracts with suppliers and other business partners incorporate our Code of Conduct or refer to it. The Code reinforces the prohibition of discriminatory practices or violation of existing legislation. The process to certify approval of suppliers is renewed every two years.

4.2                              Financial risks

4.2.1                    Factors of financial risks

Fibria’s activities expose it to a number of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest rate risk, price risk and commodity price risk), credit risk and liquidity risk. The majority of sales are denominated in U.S. Dollars, while costs/expenses are predominantly incurred in Reais. Accordingly, there is a currency mismatch between costs/expenses and revenues.

Our overall risk management program focuses on minimizing, mitigating or transferring exposures to market risks. In this context, derivatives are used exclusively for economic hedge purposes as follows: (i) cash flow hedge against currency mismatching; (ii) cash flow hedge of debt and interest payments against interest and exchange rate volatility; and (iii) hedge against volatility in the price of pulp or other risk factors.

The execution of the operations to mitigate market risks is carried out by a central Treasury department following policies approved by the Board of Directors. The control of risks and monitoring of compliance with the policies is performed by the General Governance, Risks and Compliance (“GRC”) department, which reports directly to the CEO and to the Finance Committee (an advisory committee to the Board of Directors) and is sufficiently independent to report non-compliance with the policies, to measure and assess market risks. The GRC department monitors all market risk exposures and ensures compliance with our policies. The Treasury department identifies, evaluates and hedges financial risks following the policies established. The Board of Directors reviews on an annual basis the policies and principles for the

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2015

In thousands of Reais, unless otherwise indicated

overall risk management, definition of the areas involved, use of derivative financial instruments and non-derivative financial instruments, and investment of excess liquidity.

Policies for the use of derivative financial instruments

On August 27, 2015, the Company’s Board of Directors approved the revision of the Market Risk Management Policy. The use of derivative financial instruments should follow such policy. The use of derivative financial instruments is in the view of management conservative. Every derivative contracted should be matched to an underlying risk, generated by a hedged item which in turn results from operational transactions that expose the Company to risks related to changes in the price of commodities or risks arising from debt. Accordingly, derivative transactions are only permitted if related to an existing exposure (hedge); leveraged financial instruments are not allowed.

(a)                                Market risk

This is related to changes in prices or rates including interest rates, exchange rates and commodities prices. These changes may affect the expected return of an investment, a financial investment, revenue from probable sales, the cash flow and fair value of principal and interest on loans. Indicators and an internal assessment tool were developed to measure these risks. An internal tool was also developed to assess the impacts of stressed scenarios and to perform sensitivity analysis and analysis of gaps.

(i)                                   Foreign exchange risk

The Company operates internationally and is exposed to foreign exchange risk arising from various currency exposures, mainly with respect to the U.S. Dollar.

The Company’s financial policy establishes that the purpose of its operations with derivatives is to reduce costs, mitigate cash flows volatility, hedge foreign exchange exposure and avoid currency mismatches.

The following table presents the carrying amount of the assets and liabilities denominated in U.S. Dollars:

	2015	2014

Assets in foreign currency
Cash and cash equivalents (Note 9)	1,068,180	279,664
Marketable securities (Note 10)		61,352
Trade accounts receivable (Note 12)	674,224	496,493

	1,742,404	837,509

Liabilities in foreign currency
Loans and financing (Note 23)	10,215,115	6,280,545
Trade payables	76,304	72,263
Derivative financial instruments (Note 11)	1,081,533	538,451

	11,372,952	6,891,259

Liability exposure	(9,630,548)	(6,053,750)

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2015

In thousands of Reais, unless otherwise indicated

The Company calculates its net exposure to each risk factor. When the risk factor is an exposure to the U.S. Dollar or Euro, maximum hedge limits are determined for exposure of up to 18 months. Hedging the exposure of transactions for periods between 12 and 18 months requires a recommendation by the Finance Committee. Exceptionally, during the construction phase of the Horizonte 2 Project, the cash flow hedges can reach the maximum limit of 36 months.

The Company’s exposure to foreign currency generates market risks associated with changes in the exchange rates. Liabilities in foreign currency include loans obtained, mainly, in U.S. Dollars. The majority of the Company’s sales abroad are denominated in U.S. Dollars, while the sales of pulp in Brazil are in Reais. Accordingly, the Company’s liabilities act as a natural hedge for currency exposure in relation to export revenue, mitigating the mismatch between assets and liabilities over the long term.

(ii)                               Cash flow and fair value interest rate risk

As Fibria has no significant interest-bearing assets, its net income and operating cash flows are substantially independent of changes in market interest rates on such assets.

Interest rates risk from loans and financing contracted at variable interest rates exposes the Company to cash flow risk. Loans and financing contracted at fixed rates expose Fibria to fair value interest rate risk.

Fibria’s policy on the use of derivatives establishes that, with respect to interest rate risk, transactions with terms and amounts matching the corresponding hedged debt may be entered into. The Company must maintain at least 50% of its debt subject to fixed interest rates. Fibria manages its cash flow interest rate risk by using swaps following the terms and conditions established by the approved policies.

(iii)                           Commodity price risk

This risk is related to the volatility in the price of pulp, which is considered a commodity. Prices fluctuate depending on demand, productive capacity, inventories, commercial strategies adopted by the major forestry companies, paper producers, and availability of substitutes for these products in the market.

This risk is managed through different strategies. The Company has a specialized team, which continuously monitors the price of pulp and analyses future trends, adjusting Fibria’s estimates, in order to assist in the process of taking preventive actions to best deal with the various scenarios. There is no liquidity in the market to sufficiently mitigate a substantive portion of the risk to which Fibria’s operations are exposed. Pulp price derivatives available in the market are characterized by their low liquidity and volume and as a result prices may be subject to significant distortion.

Currently, the Company executes no derivatives to hedge against the fluctuation of the pulp price.

(b)                                Credit risk

Credit risk is the risk of one counterparty failing to discharge its obligation.

For every type of credit exposure and type of agreement a specific model is developed in order to evaluate the risks, identifying the exposure and performing sensitivity analysis of credit limits.

A monthly report is prepared by the Governance, Risk and Compliance area quantifying credit risk exposure arising from all Fibria relationships.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2015

In thousands of Reais, unless otherwise indicated

Credit risk is managed on a consolidated basis. Credit risk arises from cash equivalents (including bank deposits), derivative financial instruments, instruments recorded under marketable securities (Brazilian Federal Government securities, Bank Deposit Certificates (CDBs), Fixed Income Box (CDB Box), reverse repurchase agreements), letters of credit, insurance companies, customers (considering the payment terms agreed), suppliers (with respect to advances made for new projects) and others.

(i)                                   Banks and financial institutions

Quantitative measures of credit risk were developed for exposures with banks and financial institutions (investments, current accounts and derivative financial instruments). The expected value of the exposure “Expected Credit Exposure (ECE)” and the worst case expected exposure “Worst Credit Exposure (WCE)” of all exposures with counterparties are measured (Note 8).

Fibria has a policy of contracting with private entities which have a minimum credit rating issued by one of the following rating agencies: Fitch, Moody’s or Standard & Poor’s. The minimum rating required for the counterparties at the local level (Brazil), is “AA-” (or “Aa3”) or “BBB+” (or “Baa1”) at the global level. The exposure to a single private counterparty cannot exceed any of the following limits: 20% of Fibria’s total cash and cash equivalents plus marketable securities, 10% of the shareholders’ equity of the counterparty (based on the most recent information published by the counterparty), or 15% of the Company’s shareholders’ equity (based on the most recent information available). Any exceptions would be approved by the Board of Directors, after recommendation of the Finance Committee.

(ii)                               Clients and advance to suppliers

In the case of credit risk arising from customer credit exposure, Fibria assesses, through the Credit Committee, the credit quality of the customer, taking into account mainly past experience and defines individual credit limits, which are continuously monitored.

Fibria’s major customers are large highly-rated companies most of which have had a relationship with the Company for over 20 years, reducing the credit risk.

Credit analyses are performed on a regular basis and when considered necessary, and letters of credit or credit insurance coverage is obtained to protect the Company. The majority of export sales to Europe and Asia are covered by letters of credit or credit insurance with the Compagnie Française d’ Assurance pour le Commerce Extérieur (COFACE).

The allowance for doubtful accounts is recorded at an amount sufficient to cover expected losses on the collection of trade accounts receivable and charged to “Selling expenses” (Note 12).

(c)                                 Liquidity risk

With respect to liquidity risk, the Company’s policy is to maintain balances of cash and financial investments of at least an amount equivalent to the operational cash outflow for the following 12 months plus debt service for a period of 12 months.

Surplus cash is invested in highly-liquid instruments; approved policies allow for a minor portion to be invested in instruments with maturity not exceeding 365 days.

All derivative instruments are over-the-counter derivatives and do not demand post margin deposits as collateral.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2015

In thousands of Reais, unless otherwise indicated

The table below presents Fibria’s financial liabilities into relevant maturity groupings based on the remaining period from the balance sheet date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows and, therefore, differ from the amounts presented in the consolidated balance sheet.

	Less than one year	Between one and two years	Between two and five years	Over five years

At December 31, 2015
Loans and financing	1,358,138	4,451,707	7,326,394	2,817,802
Derivative financial instruments	319,954	560,572	902,136
Trade and other payables	758,252	68,327	44,902	39,556

	2,436,344	5,080,606	8,273,432	2,857,358

At December 31, 2014
Loans and financing	1,156,951	2,105,192	4,353,071	2,203,134
Derivative financial instruments	178,964	142,662	504,133	74,545
Trade and other payables	725,123	36,927	30,546	34,087

	2,061,038	2,284,781	4,887,750	2,311,766

4.2.2                    Capital risk management

Management monitors indebtedness on the basis of a consolidated indebtedness ratio. This ratio is calculated as net debt divided by adjusted EBITDA (as defined below). Net debt represents total loans, less cash and cash equivalents and marketable securities and the fair value of derivative financial instruments.

Adjusted EBITDA is defined by the Company as net income before interest, income taxes including social contribution, depreciation and amortization and other items including non-cash fair value adjustments for biological assets.

The Company aims to maintain a minimum cash balance in order to minimize the risk that cash flow mismatches affect the ability of the Company to meet its commitments. The minimum cash balance is defined as the sum of: (i) the minimum operating cash used during the cash conversion cycle of the Company; plus (ii) the cash needs to meet financial debt obligation (principal and interest) for the next 12 months. In addition, the Company may seek additional liquidity, through revolving credit facilities, to meet the minimum cash balance required by the rating agencies’ methodologies. Fibria’s liquidity is mainly monitored through 12-month projected cash flows. Cash flow projections comprise stress tests considering exogenous market risk factors such as changes in foreign exchange rates, interest rates and pulp prices, as well as endogenous factors.

Management of debt and liquidity takes into account the contractual financial covenants, maintaining a safety margin in order to avoid breaching these parameters.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2015

In thousands of Reais, unless otherwise indicated

The Company prioritizes funding in the same currency as its primary source of cash generation, thus seeking a natural currency hedge over the long term for its cash flows. All sources of funds are required to be approved pursuant to internal policies and procedures.

Treasury is responsible for developing contingency plans, which should specify all actions to address potential non-compliance. The plans are submitted to the Finance Committee and monitored by all parties involved in this process.

The Company continues to focus on actions including reductions in fixed and variable costs, selling expenses, capital expenditure and improvements in working capital. We have also focused on actions that may result in additional liquidity through the disposal of non-strategic assets. These actions are intended to maintain the capital structure of the Company, resulting in an improved Net Debt to Adjusted EBITDA ratio.

5                                        Sensitivity analysis

Sensitivity analysis - changes in foreign currency exchange rates

The evaluation of the Company’s significant risk factor of the U.S. Dollar exposure uses the period of three months, consistent with our policy. We considered as the probable scenario the fair value considering the market yield as at December 31, 2015.

The probable scenario is the closing exchange rate at the date of these consolidated financial statement (R$ x USD = 3.9048). As the amounts have already been recognized in the consolidated financial statement, there are no additional effects in the Statement of profit or loss in this scenario. In the “Possible” and “Remote” scenarios, the U.S. Dollar is deemed to appreciate/depreciate by 25% and 50%, before tax, when compared to the “Probable” scenario:

	Impact of an appreciation/depreciation of the Real against the U.S. Dollar on the fair value - absolute amounts
	Possible (25%)	Remote (50%)

Derivative financial instruments	785,042	1,656,342
Loans and financing	2,370,968	4,741,937
Marketable securities	219,348	438,696

Sensitivity analysis - changes in interest rates

We adopted as the probable scenario the fair value considering the market yield as at December 31, 2015. As the amounts have already been recognized in the consolidated financial statement, there are no additional effects in the Statement of profit or loss in this scenario. In the “Possible” and “Remote” scenarios, the interest rates are deemed to increase/decrease by 25% and 50%, respectively, before tax, when compared to the “Probable” scenario:

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2015

In thousands of Reais, unless otherwise indicated

	Impact of an increase/decrease of the interest
	rate on the fair value - absolute amounts
	Possible (25%)	Remote (50%)

Loans and financing
LIBOR	558	1,241
Currency basket	2,254	4,508
TJLP	1,897	3,535
Interbank Deposit Certificate (CDI)	1,514	2,986

Derivative financial instruments
LIBOR	19,808	38,962
TJLP	2,523	4,393
Interbank Deposit Certificate (CDI)	13,597	26,537

Marketable securities (a)
Interbank Deposit Certificate (CDI)	2,920	5,623

(a)         Only marketable securities indexed to post-fixed rate were considered in the sensitivity analysis above.

Sensitivity analysis - changes in the U.S. Consumer Price Index

To calculate the “Probable” scenario, we used the US-CPI index at December 31, 2015 . The “Probable” scenario was stressed considering an additional increase/decrease of 25% and 50% in the US-CPI.

	Impact of an increase/decrease of US-CPI on the fair value - absolute amounts
	Possible (25%)	Remote (50%)

Embedded derivative in forestry partnership and standing timber supply agreements	138,675	285,447

6                                        Fair value estimates

The assets and liabilities measured at fair value in the balance sheet are classified based on the following fair value hierarchy Levels:

(a)                                Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities. Only the Brazilian Federal Government securities are classified as Level 1, recognized as marketable securities.

(b)                                Level 2 - inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).

(c)                                 Level 3 - inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

Specific valuation techniques used to calculate the fair value of the assets and liabilities are:

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2015

In thousands of Reais, unless otherwise indicated

•             quoted market prices or dealer quotes for similar instruments;

•             the fair value of interest rate swaps is calculated as the present value of the estimated future cash flows based on observable yield curves;

•             the fair value of forward foreign exchange contracts is determined using forward exchange rates at the balance sheet date, with the resulting value discounted back to present value;

•             other techniques, such as discounted cash flow analysis, are used to determine fair value for the remaining assets and liabilities.

•             the fair value of future contracts on the inflation rate (such as embedded derivative contained in contracts accounted for as capital leases), based on future inflation rates at the balance sheet date, with the resulting value discounted to present value.

The table below presents the assets and liabilities measured at fair value as at December 31, 2015 and 2014:

	2015
	Level 1	Level 2	Level 3	Total

Recurring fair value measurements
Assets
At fair value through profit and loss
Derivative financial instruments (Note 11)		300,489		300,489
Warrant to acquire Ensyn’s shares (Note 17(b))			11,949	11,949
Marketable securities (Note 10)	40,364	1,365,478		1,405,842

Available for sale financial assets
Other investments - fair value method (Note 17(b))			125,071	125,071

Biological asset (Note 18) (*)			4,114,998	4,114,998

Total assets	40,364	1,665,967	4,252,018	5,958,349

Liabilities
At fair value through profit and loss
Derivative financial instruments (Note 11)		(1,128,450)		(1,128,450)

Total liabilities		(1,128,450)		(1,128,450)

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2015

In thousands of Reais, unless otherwise indicated

	2014
	Level 1	Level 2	Level 3	Total

Recurring fair value measurements
Assets
At fair value through profit and loss
Derivative financial instruments (Note 11)		190,893		190,893
Warrant to acquire Ensyn’s shares (Note 17(b))			11,791	11,791
Marketable securities (Note 10)	193,131	489,688		682,819

Available for sale financial assets
Other investments - fair value method (Note 17(b))			67,733	67,733

Biological asset (Note 18) (*)			3,707,845	3,707,845

Total assets	193,131	680,581	3,787,369	4,661,081

Liabilities
At fair value through profit and loss
Derivative financial instruments (Note 11)		608,356		608,356

Total liabilities		608,356		608,356

(*) See the changes in the fair value of the biological assets in Note 18.

There were no transfers between Levels 1, 2 and 3 during the years presented.

6.1                              Fair value of loans and financing

The fair value of loans and financing, which are measured at amortized cost in the balance sheet, is estimated as follows: (i) bonds, for which fair value is based on the observed quoted price in the market (based on an average of closing prices provided by Bloomberg), and (ii) for the other financial liabilities that do not have a secondary market, or for which the secondary market is not active, fair value is estimated by discounting the future contractual cash flows by current market interest rates, also considering the Company’s credit risk. The fair value of loans and financing are classified as Level 2 on the fair value hierarchy. The following table presents the fair value of loans and financing:

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2015

In thousands of Reais, unless otherwise indicated

	Yield used to
	discount (*)	2015	2014

Quoted in the secondary market
In foreign currency
Bonds - VOTO IV		387,939	292,188
Bonds - Fibria Overseas		2,237,193	1,598,708
Estimated based on discounted cash flow
In foreign currency
Export credits	LIBOR USD	6,831,364	3,824,319
Export credits (ACC/ACE)	DDI	46,445	260,345
Export credits (Finnvera)	LIBOR USD
In local currency
BNDES — TJLP	Brazilian interbank rate (DI 1)	809,793	1,072,412
BNDES — Fixed rate	Brazilian interbank rate (DI 1)	107,797	77,980
BNDES — Selic	Brazilian interbank rate (DI 1)	11,110
Currency basket	Brazilian interbank rate (DI 1)	549,246	400,233
CRA	Brazilian interbank rate (DI 1)	658,573
FINEP	Brazilian interbank rate (DI 1)	2,063	2,675
FINAME	Brazilian interbank rate (DI 1)	4,951	9,457
NCE in Reais	Brazilian interbank rate (DI 1)	694,859	707,872
Midwest Fund	Brazilian interbank rate (DI 1)	21,303	32,304

		12,362,636	8,278,493

(*) Used to calculate the present value of the loans.

6.2                              Fair value measurement of derivative financial instruments (including embedded derivative)

The Company estimates the fair value of its derivative financial instruments and acknowledges that it may differ from the amounts payable/receivable in the event of early settlement of the instrument. This difference results from factors such as liquidity, spreads or the intention of early settlement from the counterparty, among others. The amounts estimated by management are also compared with the Mark-to-Market (MtM) provided as reference by the banks (counterparties) and with the estimates performed by an independent financial advisor.

A summary of the methodologies used for purposes of determining fair value by type of instrument is presented below.

•             Swap contracts - the present value of both the asset and liability components are estimated through the discount of forecasted cash flows using the observed market interest rate for the currency in which the swap is denominated, considering both of Fibria’s and the counterpart’s credit risk. The contract fair value is the difference between the asset and liability.

•             Options (Zero Cost Collar) - the fair value was calculated based on the Garman-Kohlhagen model, considering both Fibria’s and the counterparty credit risk. Volatility information and interest rates are observable and obtained from BM&FBOVESPA exchange information to calculate the fair values.

•             Swap US-CPI - the cash flow of the liability position is projected using the yield of the US-CPI index, obtained through the implicit rates of US securities indexed to inflation (TIPS), disclosed by Bloomberg. The cash flow of the asset position is projected using the fixed rate implicit in the embedded derivative instrument. The fair value of the embedded derivative instrument is the present

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2015

In thousands of Reais, unless otherwise indicated

value of the difference between both positions.

The yield curves used to calculate the fair value in December 31, 2015 are as follows:

Interest rate curves
Brazil		United States		Dollar coupon
Vertex	Rate (p.a.) - %	Vertex	Rate (p.a.) - %	Vertex	Rate (p.a.) - %

1M	14.33	1M	0.43	1M	-30.07
6M	15.18	6M	0.71	6M	-2.54
1Y	15.87	1Y	0.87	1Y	1.21
2Y	16.53	2Y	1.18	2Y	2.81
3Y	16.71	3Y	1.44	3Y	3.21
5Y	16.62	5Y	1.77	5Y	3.73
10Y	16.52	10Y	2.25	10Y	4.16

7                                        Financial instruments by category

	2015	2014

Assets
Loans and receivables
Cash and cash equivalents (Note 9)	1,077,651	461,067
Trade accounts receivable (Note 12)	742,352	538,424
Other	260,997	238,846

	2,081,000	1,238,337

At fair value through profit and loss
Derivative financial instruments (Note 11)	300,489	190,893
Warrant to acquire Ensyn’s shares (Note 17(b))	11,949	11,791
Marketable securities (Note 10)	1,406,092	682,819

	1,718,530	885,503

Held-to-maturity investments
Marketable securities (Note 10)	73,914	51,350

Available for sale financial assets
Other investments - fair value method (Note 17(b))	125,071	67,733

Liabilities
At amortized cost
Loans and financing (Note 23)	12,743,832	8,326,519
Trade and other payables	1,011,672	925,444

	13,755,504	9,251,963

At fair value through profit and loss
Derivative financial instruments (Note 11)	1,128,450	608,356

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2015

In thousands of Reais, unless otherwise indicated

8                                        Credit quality of financial assets

The credit quality of financial assets can be assessed by reference to external credit ratings (when available) or to historical information about counterparty default rates, analysis of its financial position and information about negative credit events. With respect to credit quality of counterparties that are financial institutions (such as amounts recorded in cash and cash equivalents, marketable  securities and derivative financial instruments) the Company considers the lowest rating of the counterparty as rated by the three main international agencies (Moody’s, Fitch and Standard & Poor’s) in accordance with the internal policy of market risk management:

	2015	2014

Trade accounts receivable
Counterparties with external credit rating
AA-	28,665	18,031
A	147,798	84,131
BBB+	20,588	26,975
BBB	4,358	2,508
BBB-		5,707
BB+	36,912	28,365
BB	3,522	8,366
BB-	1,429	8,476
B+		21,271
B	40,847
B-	1,324

Counterparties without external credit rating
A - Low risk	113,280	120,079
B - Average risk	265,937	187,027
C - Average to high risk	77,692	27,488
D - High risk	7,153	8,798

Total trade accounts receivable (Note 12)	749,505	547,222

Cash and cash equivalents and marketable securities
brAAA	1,582,621	1,029,165
brAA+	419,590	5,335
brAA	107,923	42,640
brAA-	1,502
A+	78,306
A	172,130	2
BBB+	195,585
BBB (ii)		31,370
BBB- (ii)		56,680
Other (i)		30,044

Total cash and cash equivalents and marketable securities (Notes 9 and 10)	2,557,657	1,195,236

Assets - derivative financial instruments
brAAA	6,158	58,506
Others	40,759	11,399

	46,917	69,905

(i)             Includes counterparties with no external credit rating from the three main rating agencies.

(ii)          Transaction approved by the Finance Committee, an advisory body to the Board of Directors.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2015

In thousands of Reais, unless otherwise indicated

None of the financial assets that are fully performing has been renegotiated in the last year. None of the loans to related parties is past due or impaired.

9                                        Cash and cash equivalents

	Average yield - %	2015	2014

Cash and banks		196,274	122,515
Fixed-term deposits
Local currency	99 of CDI	3,985	157,883
Foreign currency (i)	0.21	877,392	180,669

		1,077,651	461,067

(i) Mainly Time Deposits maturing within 90 days.

10                                 Marketable securities

	Average yield p.a.- %	2015	2014

In local currency
Brazilian Federal provision fund	81 of CDI	250	30
Brazilian Federal Government securities
At fair value through profit and loss	119.78 of CDI	40,364	193,101
Held to maturity (i)	6 and 119.78 of CDI	73,914	51,350
Private securities (repurchase agreements)	101.41 of CDI	1,365,478	428,336

In foreign currency
Private securities (repurchase agreements)	0.93		61,352

Marketable securities		1,480,006	734,169

Current		1,411,864	682,819

Non-Current		68,142	51,350

(i)        The yield of 6% p.a. refers to the agrarian debt bonds and the yield of 119.78% of CDI refers to the investment fund - Pulp.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2015

In thousands of Reais, unless otherwise indicated

11                                 Derivative financial instruments (including embedded derivative)

(a)                                Derivative financial instruments by type

	Reference value (notional) - in U.S Dollars		Fair value
Type of derivative	2015	2014	2015	2014

Instruments contracted of economic hedge strategy
Operational hedge
Cash flow hedges of exports
Zero cost collar	310,000	1,465,000	(8,627)	(19,443)

Hedges of debts
Hedges of interest rates
Swap LIBOR x Fixed (USD)	622,907	538,207	(8,902)	3,353

Hedges of foreign currency
Swap DI x US$ (USD)	358,607	405,269	(648,052)	(215,654)
Swap TJLP x US$ (USD)	98,287	180,771	(230,433)	(196,818)
Swap Pre x US$ (USD)	112,107	191,800	(185,519)	(109,889)

			(1,081,533)	(538,451)

Embedded derivative in forestry partnership and standing timber supply agreements (*)
Swap of US-CPI	857,710	902,267	253,572	120,988

			(827,961)	(417,463)

Classified
In current assets			26,795	29,573
In non-current assets			273,694	161,320
In current liabilities			(302,787)	(185,872)
In non-current liabilities			(825,663)	(422,484)

Total, net			(827,961)	(417,463)

(*)    The embedded derivative is a swap of the US-CPI changes during the term of the Forestry Partnership and Standing Timber Supply Agreements.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2015

In thousands of Reais, unless otherwise indicated

(b)                                Derivative financial instruments of economic hedge strategy by type and broken down by nature of the exposure

	Reference value (notional) -
Type of derivative and	in currency of origin			Fair value
protected risk	Currency	2015	2014	2015	2014

Swap contracts - Hedge of debts
Asset
LIBOR to fixed	US$	622,907	538,207	2,308,517	1,352,345
Real CDI to USD	R$	698,559	788,208	1,058,346	1,082,215
Real TJLP to USD	R$	159,938	293,676	153,963	279,328
Real Pre to USD	R$	236,072	395,697	182,240	323,898
Liability
LIBOR to fixed	US$	622,907	538,207	(2,317,419)	(1,348,992)
Real CDI to USD	US$	358,607	405,269	(1,706,398)	(1,297,868)
Real TJLP to USD	US$	98,287	180,771	(384,396)	(476,146)
Real Pre to USD	US$	112,107	191,800	(367,759)	(433,788)

Total of swap contracts				(1,072,906)	(519,008)

Options - Cash flow hedge
Zero cost collar	US$	310,000	1,465,000	(8,627)	(19,443)

				(1,081,533)	(538,451)

(c)                                 Derivative financial instruments by type of economic hedge strategy contracts

	Fair value		Value (paid) or received
Type of derivative	2015	2014	2015	2014

Operational hedge
Cash flow hedge of exports	(8,627)	(19,443)	(125,107)	(13)
Hedge of debts
Hedge of interest rates	(8,902)	3,353	(15,333)	(5,445)
Hedge of foreign currency	(1,064,004)	(522,361)	(279,191)	(47,641)

	(1,081,533)	(538,451)	(419,631)	(53,099)

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2015

In thousands of Reais, unless otherwise indicated

(d)                                Fair value by maturity date of economic hedge strategy contracts

	2015	2014

2015		(158,095)
2016	(281,423)	(99,947)
2017	(396,982)	(134,814)
2018	(280,340)	(87,208)
2019	(76,408)	(35,401)
2020	(46,380)	(22,986)

	(1,081,533)	(538,451)

Fair value does not necessarily represent the cash required to immediately settle each contract, as such disbursement will only be made on the date of maturity of each transaction, when the final settlement amount will be determined.

The outstanding contracts at December 31, 2015 are not subject to margin calls or accelerated liquidation clauses resulting from mark-to-market variations. All operations are over-the-counter and registered at CETIP (a clearing house).

A description of the types of contracts and risks being hedged:

(i)                                   LIBOR versus fixed rate swap

The Company has plain-vanilla swaps of quarterly LIBOR versus fixed rates with the objective of hedging debt carrying interest based on LIBOR against any increase in LIBOR.

(ii)                               DI versus U.S. Dollar swap

The Company has plain-vanilla swaps of Interbank Deposit (DI) versus the U.S. Dollar with the objective of changing our debt exposure in Reais, subjected to DI into a debt in U.S. Dollars with fixed interest. The swaps are matched to debt with respect to underlying amounts, maturity dates and cash flows.

(iii)                           TJLP versus U.S. Dollar swap

The Company has plain-vanilla swaps of Long-term Interest Rate (TJLP) versus the U.S. Dollar with the objective of changing our debt exposure in Reais subject to interest based on TJLP, to debt in U.S. Dollars with fixed interest. The swaps are matched to the related debt with respect to underlying amounts, maturity dates and cash flows.

(iv)                            Zero cost collar

The Company entered into zero cost collar (an option to purchase (put) U.S. Dollars and an option to sell (call) U.S. Dollars) with no leverage, with the objective of protecting our exposure to export sales denominated in U.S. Dollar, with a strike price of the put (floor) and the call (ceiling) results in a floor and cap of the dollar exchange rate.

(v)                                Pre fixed rates versus U.S. Dollar swap

The Company has plain-vanilla swaps to transform fixed interest debt in Reais to a debt in U.S. Dollar

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2015

In thousands of Reais, unless otherwise indicated

with fixed rate. The swaps are matched to debt with respect to underlying amounts, maturity dates and cash flows.

12                                 Trade accounts receivable

(a)                                Breakdown of the balance by type of customer

	2015	2014

Domestic customers	75,281	50,729
Export customers	674,224	496,493

	749,505	547,222

Allowance for doubtful accounts	(7,153)	(8,798)

	742,352	538,424

In 2015, we concluded factoring transactions without recourse for certain customers’ receivables, in the amount of R$ 1,788,970 (R$ 1,230,143 at December 31, 2014), that were derecognized from accounts receivable in the balance sheet.

(b)                                Breakdown of the balance by maturity and allowance for doubtful accounts

The following table presents a breakdown of trade receivables by maturity:

	2015	2014

Not past due
Up to two months	338,548	277,007
Two to six months	313,650	192,199
Six months to one year	7,672

Past due
Up to two months	82,482	69,218

	742,352	538,424

At December 31, 2015, trade accounts receivable of R$ 82,482 (R$ 69,218 at December 31, 2014) were past due but not considered to be impaired. Management has a process to manage collections and does not expect to recognize any losses on these receivables. The receivables are related to several unrelated customers for whom there is no recent history of default.

At December 31, 2015, trade accounts receivable of R$ 7,153 (R$ 8,798 at December 31, 2014) were impaired and included in the allowance for doubtful accounts. The individually impaired trade accounts receivable mainly relate to customers under judicial collection with a low probability of recovery.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2015

In thousands of Reais, unless otherwise indicated

Changes in the allowance for doubtful accounts are as follows:

	2015	2014

At the beginning of the year	(8,798)	(12,158)
Reversal	1,645	3,360

At the end of the year	(7,153)	(8,798)

(c)                                 Main customers

In the year ended December 31, 2015, the Company had three customers that represent 54% of the Company’s net revenue (48% in 2014 and 50% in 2013, represented by three customers).

(d)                                Breakdown of the balance by currency

Fibria’s trade accounts receivable are denominated in the following currencies:

	2015	2014

Real	68,128	41,931
U.S. Dollar	666,727	488,445
Euro	7,497	8,048

	742,352	538,424

(e)                                 Guarantees in Compror operations

The Company is a guarantor in factoring Compror operations, performed with selected customers in Brazil. The amount guaranteed to the sales financing agents by Fibria at December 31, 2015 was R$ 3,926 (R$ 28,005 at December 31, 2014). Fair value of these guarantees is not significant considering the high credit quality of those selected customers; there has been no history of default.

13                                 Inventory

	2015	2014

Finished goods at plants/warehouses
Brazil	155,286	137,741
Abroad	731,498	515,522
Work in process	12,935	16,942
Raw materials	520,445	402,293
Supplies	150,838	161,758
Imports in transit	144	4,537

	1,571,146	1,238,793

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2015

In thousands of Reais, unless otherwise indicated

14                                 Recoverable taxes

	2015	2014

Withholding tax and prepaid Income Tax (IRPJ) and Social Contribution (CSLL)	762,743	680,927
Value-added Tax on Sales and Services (ICMS) on purchases of property, plant and equipment	26,235	19,465
Value-added Tax on Sales and Services (ICMS and IPI) on purchases of raw materials and supplies	978,399	896,460
Federal tax credits	356,058	444,906
Credit related to Reintegra Program (a)	91,145	37,027
Social Integration Program (PIS) and Social Contribution on Revenue (COFINS) Recoverable	727,210	570,333
Provision for the impairment of ICMS credits	(967,332)	(734,154)

	1,974,458	1,914,964

Current	462,487	162,863

Non-current	1,511,971	1,752,101

Based on the budget approved by the Company’s management, the non-current tax credits are expected to be realized as follows:

Amount

In 2016	462,487
In 2017	756,447
In 2018	637,405
In 2019	7,100
As from 2020	111,019

1,974,458

Changes in the provision for impairment of the Company’s recoverable taxes are as follows:

	2015	2014

At the beginning of the year	(734,154)	(658,308)
Provision for impairment	(233.178)	(75,846)

At the end of the year	(967.332)	(734,154)

Fibria has been accumulating ICMS credits in the States of Espírito Santo, Bahia and Mato Grosso do Sul since its sales are mostly to foreign customers. The Company’s management revises on a monthly basis the estimates for the realization of such credits and recognized an impairment provision: (a) for the full amount for the Mato Grosso do Sul and Bahia units due to the low probability of realization; and (b) for the Espírito Santo unit, 80% until September, 2015 and 100% as from October, 2015 of the total amount of the credits due to the difficulties for the realization.

The provision and reversal of the provision for impaired ICMS credits related to the current year were recorded in the Statement of profit or loss under “Cost of sales”. The increment of the provision for 100% of the ICMS credits from Espírito Santo unit mentioned above, in the total amount of R$ 165,085, was recorded in the Statement of profit or loss under “Other operating expenses, net”, since it was related to prior years (Note 33).

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2015

In thousands of Reais, unless otherwise indicated

(a)                                Reintegra Special Tax Regime

Fibria is beneficiary of the Special Tax Refund Regime for Exporting Companies (known as Reintegra) instituted by Law 13.043/2014.

From February 27, 2015, the percentage to be applied over the export revenue for calculation of the tax credit was changed from 3% to 1% between March 1, 2015 and November 30, 2015 and 0.1% between December 1, 2015 and December 31, 2015. In 2017, the percentage to be used will be 2% and in 2018, 3% over the export revenue.

During 2015, the Company recognized Reintegra credits of R$ 68,169 (R$ 37,027 in 2014), under “Cost of sales” in the Statement of profit or loss.

15                                 Income taxes

The Company and the subsidiaries located in Brazil are taxed based on their taxable income. The subsidiaries located outside of Brazil use methods established by the respective local jurisdictions. Income taxes have been calculated and recorded considering the applicable statutory tax rates enacted at the balance sheet date.

The Company still believes in the previsions of the International Double Taxation Treaties. However, as the final decision regarding its applicability is still pending on the Supreme Court (Supremo Tribunal Federal — STF), nowadays the Company taxes the foreign profits according to the Law 12,973/14.

The Law 12,973/14 revoked the article 74 of Provisional Measure 2,158/01. The law determines that the adjustment in the value of the investment, in the direct or indirect controlled company, domiciled abroad, equivalent to its profits before tax, except for the foreign exchange, must be computed in the taxation basis of the corporate income tax and social contribution over profits of  the controller company domiciled in Brazil, at the end of the fiscal year. The repatriation of these profits in subsequent years will not be subject to taxation in Brazil. The Company has provisions regarding the Corporate Income Tax of the subsidiaries on an accrual basis.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2015

In thousands of Reais, unless otherwise indicated

(a)                                 Deferred taxes

	2015	2014

Tax loss carryforwards (i)(ii)	54,888	192,647
Provision for legal proceeds (ii)	119,924	111,799
Sundry provisions (impairment, operational and other) (ii)	637,176	447,273
Results of derivative contracts - payable on a cash basis for tax purposes (ii)	281,507	141,938
Exchange losses (net) - payable on a cash basis for tax purposes (ii)	2,396,243	913,219
Tax amortization of the assets acquired in the business combination - Aracruz (ii)	99,196	102,335
Actuarial gains on medical assistance plan (SEPACO) (ii)	3,743	6,609
Provision for tax on investments in foreign-domiciled subsidiaries	(338,315)	(25,977)
Tax accelerated depreciation	(7,324)	(9,889)
Reforestation costs already deducted for tax purposes	(387,568)	(348,398)
Fair values of biological assets	(174,450)	(153,020)
Effects of business combination - acquisition of Aracruz		(3,165)
Tax benefit of goodwill - goodwill not amortized for accounting purposes	(536,752)	(447,293)
Other provisions	(20,051)	(3,770)

Total deferred taxes asset, net	2,128,217	924,308

Deferred taxes - asset (net by entity)	2,399,213	1,190,836

Deferred taxes - liability (net by entity)	270,996	266,528

(i)           The balance as at December 31, 2015 is presented net of R$ 346,291 (R$ 263,297 in 2014) related to the provision for impairment for foreign tax losses, as detailed in item (e) below.

(ii)        Total gross deferred tax assets at December 31, 2015 were R$ 3,592,677, which are expected to be realized as below.

Tax loss carryforwards and deferred tax credits from temporary differences are likely to be realized in accordance with the following schedule:

Amount

In the next 12 months	624,201
In 2017	445,321
In 2018	658,362
In 2019	846,270
In 2020	215,917
Between 2021 to 2022	237,759
Between 2023 to 2024	51,873
After 2025	512,974

3,592,677

Over the next 12 months, the Company expects to realize R$ 89,358 related to deferred tax liabilities.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2015

In thousands of Reais, unless otherwise indicated

Changes in the net balance of deferred income tax are as follows:

	2015	2014

At the beginning of the year	924,308	732,220
Tax loss carryforwards	(137,759)	20,128
Temporary differences from provisions	198,028	23,261
Provision for tax on investments in foreign-domiciled subsidiaries	(312,338)	(25,977)
Derivative financial instruments taxed on a cash basis	139,569	(15,933)
Amortization of goodwill	(92,598)	(98,063)
Reforestation costs	(36,605)	(36,804)
Exchange losses (net) taxed on a cash basis	1,483,024	266,933
Fair value of biological assets	(21,430)	46,841
Actuarial losses on medical assistance plan (SEPACO)	(2,866)	2,478
Other	(13,116)	9,224

At the end of the year	2,128,217	924,308

(*) Deferred taxes related to the other comprehensive income.

(b)                                 Reconciliation of taxes on income

	2015	2014	2013

Income (loss) before tax	(160,941)	21,890	(343,576)

Income tax and social contribution benefit (expense) at statutory nominal rate - 34%	54,720	(7,443)	116,816

Reconciliation to effective expense

Tax Amnesty and Refinancing Program - REFIS (Note 25(a))			(560,454)
Equity in results of joint-venture	134	(212)
Credit from Reintegra Program (Note 14(a))	23,178	12,589
Benefit - Tax on net income (Imposto sobre o Lucro Líquido - ILL)		32,117
Taxes on earnings of foreign subsidiaries		(7,739)	(15,306)
Difference in tax rates of foreign subsidiaries			4,446
Foreign exchange effects on foreign subsidiaries (i)	457,790	122,748	114,181
Other, mainly non-deductible provisions	(17,896)	(11,398)	(13,689)

Income tax and Social Contribution benefit (expense) for the year	517,926	140,662	(354,006)

Effective rate - %	321.8	(642.6)	(103.0)

(i)             Relates to net foreign exchange gains recognized by our foreign subsidiaries that use the Real as the functional currency. As the Real is not used for tax purposes in the foreign country, this net foreign exchange gain is not recognized for tax purposes in the foreign country nor will it be subject to tax in Brazil.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2015

In thousands of Reais, unless otherwise indicated

(c)                                  Transitional Tax System (RTT)

The Company adopted the provisions of the Transitional Tax Regime-RTT in Brazil for 2014 and 2013. The RTT permitted that the accounting effects of Law 11,638/07 and Law 11,941/09 (basis for the adoption of the IFRS) be excluded from the taxable income by reconciling items in the Taxable Income Assessment Book (LALUR) and auxiliary records.

Law 12,973/14 repealed the RTT and regulated the taxation of earnings of offshore entities. The Law defines the adjustments which must be made in the tax registers and in the statutory books and the books and records to replace the RTT. The replacement of the RTT for the new provisions was optional for 2014 and is mandatory in 2015.

(d)                                 Income tax on business combinations

The Company has taxable temporary differences associated with a gain on bargain purchase option resulting from the asset exchange with International Paper, for which a deferred tax liability, in the amount of R$ 605,540, was not recognized, since the realization of such gain is under the control of management and there are no plans for realizing such gain in the foreseeable future.

Tax goodwill resulting from the acquisition of Aracruz has been attributed to expectation of future profitability and amounts to R$ 833,193, representing a tax benefit for income tax and social contribution of R$ 283,286, to be recognized over the next 38 months.

(e)                                  Recoverability of tax loss carryforwards

A valuation allowance was recorded in 2011 of Hungarian Forint HUF 25,752 (equivalent to R$ 346,291 as of December 31, 2015, and R$ 263,297 as of December 31, 2014).

Changes in the provision for impairment of the Company’s foreign tax credits are as follows:

	2015	2014

At the beginning of the year	(263,297)	(278,486)
Exchange gain/loss	(82,994)	15,189

At the end of the year	(346,291)	(263,297)

16                                 Significant transactions and balances with related parties

(a)                                 Related parties

The Company is governed by a Shareholders Agreement entered into between Votorantim Industrial S.A. (“VID”), which holds 29.42% of our shares, and BNDES Participações S.A. (“BNDESPAR”), a Brazilian Federal Government economic development bank, which holds 29.08% of our shares (together the “Controlling shareholders”).

The Company’s commercial and financial transactions with its subsidiaries, companies of the

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2015

In thousands of Reais, unless otherwise indicated

Votorantim Group and other related parties are carried out at normal market prices and conditions, based on usual terms and rates applicable to third parties. Balances and transactions with related parties are as follows:

(i)                                    Balances recognized in assets and liabilities

	Balances receivable (payable)
	Nature	2015	2014

Transactions with controlling shareholders
Votorantim Industrial S.A. (VID)	Rendering of services	(9)	(172)
Votorantim Industrial S.A. (VID)	Land leases	(851)
Banco Nacional de Desenvolvimento Econômico e Social (BNDES)	Financing	(1,851,408)	(1,756,133)

		(1,852,268)	(1,756,305)

Transactions with Votorantim Group companies
Votorantim Participações S.A.	Financing	11,714	7,969
Votener - Votorantim Comercializadora e Energia	Energy supplier	6,937	20,719
Banco Votorantim S.A.	Investments	32,806
Banco Votorantim S.A.	Financial instruments	(1,066)	(8,237)
Votorantim Cimentos S.A.	Energy supplier	517
Votorantim Cimentos S.A.	Input supplier	(50)	(269)
Polimix Concreto Ltda.	Input supplier	(143)
Votorantim Siderurgia	Standing wood supplier	(4,164)
Pedreira Pedra Negra	Input supplier	(21)
Votorantim Metais Ltda.	Chemical products supplier	(277)
Votorantim Metais Ltda.	Land leases		(773)
Companhia Brasileira de Alumínio (CBA)	Land leases	(695)	(39)

		45,558	(19,370)

Net		(1,806,709)	(1,736,935)

Presented in the following lines
In assets
Marketable securities (Note 10)		32,806
Related parties - non-current		11,714	7,969
Other assets - current		7,454	20,719
In liabilities
Loans and financing (Note 23)		(1,851,408)	(1,756,133)
Derivative financial instruments (Note 11)		(1,066)	(8,237)
Suppliers		(6,209)	(1,253)

		(1,806,709)	(1,736,935)

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2015

In thousands of Reais, unless otherwise indicated

(ii)                                Amounts transacted in the year

	Amounts transacted
	Nature	2015	2014	2013

Transactions with controlling shareholders
Votorantim Industrial S.A. (VID)	Rendering of services	(11,320)	(13,009)	(10,682)
Votorantim Industrial S.A. (VID)	Land leases	(7,373)
Votorantim Industrial S.A. (VID)	Sale of land	171,700
Votorantim Industrial S.A. (VID)	Land purchased	(451,700)
Banco Nacional de Desenvolvimento Econômico e Social (BNDES)	Financing	(348,240)	(181,658)	(165,774)

		(646,933)	(194,667)	(176,456)

Transactions with subsidiary Bahia Produtos de Madeira S.A.	Sales of wood		9,709	11,332

Transactions with Votorantim Group Companies
Votorantim Participações S.A.	Financing	3,745	1,259
Votener - Votorantim Comercializadora de Energia	Energy supplier	84,945	101,565	(40,425)
Banco Votorantim S.A.	Investments	2,825		5,101
Banco Votorantim S.A.	Financial instruments	(7,236)	(604)	(7,564)
Banco Votorantim S.A.	Rendering of services	(649)
Votorantim CTVM Ltda.	Rendering of services	(283)
Votorantim Cimentos S.A.	Energy supplier	6,536	6,648	7,753
Votorantim Cimentos S.A.	Input supplier	(189)	(1,310)	(503)
Votorantim Cimentos S.A.	Sales of wood	126
Votorantim Cimentos S.A.	Land leases		(2,095)
Polimix Concreto Ltda.	Rendering of services	(143)
Votorantim Siderurgia S.A.	Standing wood supplier	(4,164)
Votorantim Siderurgia S.A.	Sale of waste			83
Sitrel Siderurgia Três Lagoas	Energy supplier	4,710	4,120	1,034
Pedreira Pedra Negra	Input supplier	(363)
Votorantim Metais Ltda.	Chemical products supplier	(4,387)	(87)	(4,363)
Votorantim Metais Ltda.	Land leases	(2,318)	(9,072)	(9,164)
Companhia Brasileira de Alumínio (CBA)	Land leases	(2,669)	(458)	(441)

		80,486	199,966	(48,489)

(iii)                            Comments on the main transactions and contracts with related parties

•                 Controlling shareholders

The Company has a contract with VID related to services provided by the Votorantim Shared Service Center, which provides outsourcing of operational services relating to administrative activities, personnel, back office, accounting, taxes and the information technology infrastructure shared by the companies of the Votorantim Group. The contract provides for an overall remuneration of R$ 11 million and has a one-year term, with annual renewal upon formal confirmation by the parties.

Additionally, VID provide various services related to technical advice, training, including management improvement programs. These services are also provided to the entire Votorantim Group and the Company reimburses VID at cost for the charges related to the services used.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2015

In thousands of Reais, unless otherwise indicated

As from August 2015, due to the assignments of the land lease contracts made by Votorantim Metais and CBA to VID in July 2015, we have land lease contract with VID, with original maturities up to 2023, in the amount of R$ 80,558. The contracts were canceled in December 2015, after the purchase of these lands as mentioned below.

On December 28, 2015, we have executed private instruments of irrevocable and irreversible real estate purchase and sale commitment with VID, for: (i) the selling by us of the rural real estate located in the cities of Votorantim and Sorocaba, in the State of São Paulo, totaling 5,042 hectares, for the amount of R$ 171,700 and (ii) the purchase from VID of the rural real estate located in Capão Bonito and Itapeva, also in the State of São Paulo, totaling 33,994 hectares, for the amount of R$451,700. The amounts of the rural real state purchased and sold were negotiated between the parties based on independent appraisals. The operation was settled on the same date.

The Company has financing contracts with BNDES, the majority shareholder of BNDESPAR, for the purpose of financing investments in infrastructure and the acquisition of equipment and machines, as well as the expansion and modernization of its plants (Note 23).

Management believes that these transactions were contracted at terms consistent with those entered with independent parties, based on technical studies performed when these contracts were executed.

•                 Votorantim Group companies

The Company, through its VOTO IV joint-operation had an account receivable of US$ 3,000 thousand with Votorantim Participações S.A., which matured in July 2016 resulting in a receipt of R$11,714.

The Company has a commitment to purchase energy from Votener - Votorantim Comercializadora de Energia Ltda. to supply our units in Jacareí, Aracruz and Três Lagoas. Since these units already generate their own energy, the contract has the purpose of optimizing the energy matrix. The amount to be paid or received upon the sale of energy changes based on plant energy requirements. The total amount contracted is approximately R$ 700 for the services of energy to be rendered by Votener, maturing in 30 months, through December 31, 2015, renewable by agreement between the parties. In the event of early termination of the contract, that party is required to pay all obligations incurred up to effective date of termination of the contract.

In April 2015, Fibria-MS placed a marketable security investment with Banco Votorantim, maturing in April 2016 with an average annual interest rate of 102.1% of the CDI.

The Company has a derivative instrument contract with Banco Votorantim S.A. The Shareholders’ Agreement limits the intercompany investments to R$ 200 million for securities and R$ 220 million of notional value for derivative instruments.

Banco Votorantim had rendered advisory services to us during the process of issuance of the Agribusiness Credit Receivable Certificates by Fibria-MS, where we paid the total amount of R$ 649 regarding the fees for the structuring, distribution and success processes.

The Company contracted Votorantim CTVM Ltda. to render services related to the bid for the port of Santos terminal in the amount of R$ 80. Furthermore, the Votorantim CTVM Ltda. rendered services to us during the process of issuance of the Agribusiness Credit Receivable Certificates by Fibria-MS, where we paid distribution fees of R$ 203.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2015

In thousands of Reais, unless otherwise indicated

Votorantim Cimentos has an agreement with the Company for the supply of road construction supplies, such as rock and calcareous rock, in the amount of R$ 189 through January 2016.

The Company had an agreement with Votorantim Cimentos to sell 25,101 cubic meters of wood, signed in March 2014, in the amount of R$ 126, which was paid in September 2015.

In November 2015, the Company contracted Polimix Concreto Ltda. for rendering concreting services, in the amount of R$ 143.

On December 23, 2015, we signed a cession of rights and obligations agreement with Votorantim Siderurgia S.A. (“VS”) for the cession to us of the first cycle of rotation of the eucalyptus forests regarding existing contracts signed with rural producers from the State of Minas Gerais. As a consequence, we agreed with the payment in the amount of R$ 4,164 corresponding to the reimbursement of the value already paid in advance by VS to the rural producers regarding the existing contracts. The payment will be made as follows: 90% of the total within 20 days from signing of the cession and the remaining balance up to 20 days after the harvest.

The Company has an agreement with Pedreira Pedra Negra Ltda. for the supply of road construction supplies, such as rock and gravel, in the amount of R$ 363 through January 5, 2016.

The Company has an agreement to purchase sodium sulfate and sulfuric acid from Votorantim Metais, in the amount of R$ 6,438, for the supply of 4,000 metric tons of sodium sulfate and 11,000 tons of sulfuric acid, up to April 2016.

Until July 2015, the Company had land lease agreements, for approximately 22,400 hectares, with Votorantim Metais Ltda., with original maturity in 2019, totaling R$ 76,496, which was assigned by Votorantim Metais to VID, on the same conditions previously established.

Until July 2015, the Company had land lease agreements, for approximately 2,062 hectares, with Companhia Brasileira de Alumínio - CBA, with original maturity in 2023, totaling R$ 4,062, which were assigned by CBA to VID, on the same conditions previously established.

The Company also has a non-onerous assignment agreement with CBA through May 2016, for Terminal 32 in the Port of Santos which is used to export our pulp production.

In the years ended December 31, 2015 and 2014, no provision for impairment was recognized on assets involving related parties.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2015

In thousands of Reais, unless otherwise indicated

(b)                                 Remuneration of officers and directors

The remuneration expenses of the Fibria’s officers and directors, including all benefits, are summarized as follows:

	2015	2014	2013

Benefits to officers and directors	52,301	42,473	31,904
Benefit program - Phantom Stock Options and Stock Option plans (Note 30)	15,931	7,934	5,425

	68,232	50,407	37,329

Benefits include fixed compensation (salaries and fees, vacation pay and 13th month salary), social security contributions to the National Institute of Social Security (INSS), to the Government Severance Indemnity Fund for Employees (FGTS) and the variable compensation program.

Benefits to key management do not include the compensation for the Statutory Audit Committee, Finance, Compensation and Sustainability Committees’ members of R$ 1,154 for the year ended December 31, 2015 (R$ 1,354 for the year ended December 31, 2014 and R$ 1,286 for the year ended December 31, 2013).

The Company does not have any other post-employment plans and does not offer any other benefits, such as additional paid leave for time of service.

The balances to be paid to the Company’s officers and directors are recorded as follows:

	2015	2014

Current liability
Payroll, profit sharing and related charges	37,563	18,748

Non-current liability
Other payables	9,401	13,665

Shareholders’ equity
Capital reserve	9,329	918

	56,293	33,331

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2015

In thousands of Reais, unless otherwise indicated

17                                  Investments

	2015	2014

Investment in associate and joint-venture - equity method	14,380	13,987
Provision for impairment of investments	(13,629)	(13,629)
Other investments — at fair value (b)	137,020	79,524

	137,771	79,882

(a)                                 Selected financial information of subsidiaries and joint-operations

	Total assets	Total liabilities	Net revenue

Subsidiaries
Direct
Fibria Celulose (USA) Inc.	363,162	227,410	2,465,703
Fibria Innovations Inc.	21,908	544
Fibria International Celulose GmbH.	2,173,017	(2)
Fibria Overseas Financial Ltd.	2,346,128	2,329,773
Fibria Overseas Holding KFT	2,322,618	12
Fibria Terminais Portuários S.A.	392	2
Fibria Trading International KFT.	4,491,997	(5)
Fibria-MS Celulose Sul Mato-Grossense Ltda.	7,390,030	2,520,272	1,598,514
F&E Participações Ltda.	200
Portocel - Terminal Especializado Barra do Riacho S.A.	160,111	31,637	128,134
Projetos Especiais e Investimentos Ltda.	5,370	1,964

Indirect
F&E Tecnologia do Brasil S.A.	200
Fibria (Europe) S.A.	3,539	395
Fibria International Trade GmbH.	12,798,063	10,625,096	8,845,901
Green Parrot BV	5	1

Joint-operations (*)
Asapir Produção Florestal e Comércio Ltda.	2,067	774
Veracel Celulose S.A.	1,942,842	511,725	495,869
Votorantim Overseas Trading Operations Limited IV	660,771	372,174

(*) Corresponding to our 50% interest.

None of the subsidiaries or the joint-operations entity has publicly traded shares.

The provisions and contingent liabilities related to the entities of the Company are described in Note 24.

Additionally, the Company does not have any significant restriction or commitments with regards to its associates and joint-operations.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2015

In thousands of Reais, unless otherwise indicated

(b)                                 Other investments

In December 2015, we acquired 176,803 common shares issued by Ensyn Corporation (“Ensyn”), a company incorporated and domiciled in the United States. The acquisition was settled with the payment in cash in the amount of US$ 5 million (equivalent then to R$ 19,593) plus the delivery for cancellation of 79,026 warrants held by us.

After the acquisition, we hold 12.62% of Ensyn’s capital and still have certain rights, which, if exercised, would allow us to subscribe an additional US$ 10 million in its capital.

We performed an assessment regarding the rights related to these shares and concluded that we do not have significant influence over Ensyn, and, thus, this investment does not meet the definition of an investment in an associate.

See below the changes in the investment for the year ended December 31, 2015 and 2014:

	2015	2014

At the beginning of the year	79,524	46,922

Acquisition of ownership	19,593	25,967
Fair value of the warrants, recognized in the profit and loss (*)	356	(361)
Foreign exchange gains of the warrants, recognized in the profit and loss	5,694	1,159
Foreign exchange gains of the shares, recognized in the “Other comprehensive income”	31,853	5,837

At the end of the year	137,020	79,524

(*)         The fair value of the warrants was calculated based on the discounted cash flow of the investment, considering the following main assumptions: future currency exchange rate, price of heating oil in the United States, oil gas WTI and any relevant change in the business plan of the investment.

18                                  Biological assets

	2015	2014

At the beginning of the year	3,707,845	3,423,434

Additions	1,344,355	1,190,349
Harvests in the year (depletion)	(1,102,725)	(959,251)
Change in fair value - step up	184,583	51,755
Disposals / provision for disposals	(19,063)	1,817
Transfer (i)	3	(259)

At the end of the year	4,114,998	3,707,845

(i) Includes transfers between biological assets and property, plant and equipment.

In determining the fair value of biological assets, the discounted cash flow model (“DCF”) was used, with projections based on a single scenario, with productivity and area of plantation (eucalyptus trees) for a harvest cycle of approximately seven years.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2015

In thousands of Reais, unless otherwise indicated

The projected cash flows are consistent with the project areas’ growing cycle. The volume of production of eucalyptus trees to be harvested was estimated considering the average productivity in cubic meters of wood from each plantation per hectare at the time of harvest, which is impacted by the distance between the farms and the mills. The average productivity index varies according to the genetic material, climate and soil conditions and the forestry management programs. This projected volume is based on the average annual growth by region.

The average net sales price was projected based on the estimated price for eucalyptus in the local market, through a market study and research of actual transactions, adjusted to reflect the price of standing timber by region. The average estimated cost contemplates expenses for selling, chemicals, control of growth, ant and other pest control, composting, road maintenance, inputs and labor services. Tax effects based on current rates, as well as the contribution of other assets, such as property, plant and equipment and land were considered in the estimated of average rates of return for those assets, based on the average of the existing lease agreements.

The valuation model considers the net cash flows after income taxes. The discount rate used also considers the tax effects.

Main inputs considered in estimating the fair value of biological assets were:

	2015	2014

Actual planted area (hectare)	445,359	459,487
Average annual growth (IMA) - m3/hectare	39	40
Remuneration of own contributory assets - %	5.6	5.6
Discount rate - %	7.39	6.65

The prices used in the estimating of the fair value of biological assets, denominated in Reais/m³, are obtained through the prices of the Company’s transactions of wood purchasing with third parties and, when applicable and available, through market prices, disclosed by specialized company.

The increase in the fair value of biological assets during the year ended December 31, 2015 was the result of the combined fluctuation of the inputs presented above which resulted in a gain of R$ 184,583. The changes in the fair value of the biological assets are recognized in the profit and loss, within “Other operating income (expenses)” (Note 33).

	2015	2014

Fair value of the renovation of forests in the year	(211,293)	(197,088)
Growing of plantation (IMA, area and age)	28,086	69,153
Variation of price and discount rate	367,790	179,690

	184,583	51,755

Fair values of biological assets as of December 31, 2015 and 2014 were estimated by management.

The Company has no biological assets pledged as of December 31, 2015.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2015

In thousands of Reais, unless otherwise indicated

19                                  Property, plant and equipment

	Land	Buildings	Machinery, equipment and facilities	Property, plant and equipment in progress (i)	Other	Total

At December 31, 2013	1,249,332	1,426,592	6,902,717	215,346	30,517	9,824,504
Additions		18	6,325	341,436	1,715	349,494
Disposals	(57,202)	(10,140)	(44,467)	(3,726)	(11,306)	(126,841)
Depreciation		(128,368)	(657,191)		(12,081)	(797,640)
Transfers and others (ii)	8,382	70,614	250,403	(335,429)	9,246	3,216

At December 31, 2014	1,200,512	1,358,716	6,457,787	217,627	18,091	9,252,733
Additions	453,775	335	3,640	553,291	1,903	1,012,944
Disposals	(17,367)	(6,056)	(16,005)		(887)	(40,315)
Depreciation		(112,005)	(653,595)		(14,368)	(779,968)
Acquisition of assets - Fibria Innovations			4,212			4,212
Transfers and others (ii)		50,294	184,508	(303,900)	52,878	(16,220)

At December 31, 2015	1,636,920	1,291,284	5,980,547	467,018	57,617	9,433,386

At December 31, 2014
Cost	1,200,512	2,683,585	13,256,939	217,627	168,474	17,527,137
Accumulated depreciation		(1,324,869)	(6,799,152)		(150,383)	(8,274,404)
Net	1,200,512	1,358,716	6,457,787	217,627	18,091	9,252,733

At December 31, 2015
Cost	1,636,920	2,723,578	13,360,212	467,018	218,881	18,406,609
Accumulated depreciation		(1,432,294)	(7,379,665)		(161,264)	(8,973,223)
Net	1,636,920	1,291,284	5,980,547	467,018	57,617	9,433,386

(i)             Includes the amount of R$ 265,929 for the Horizonte 2 Project.

(ii)          Includes transfers between property, plant and equipment, biological assets, intangible assets and inventory.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2015

In thousands of Reais, unless otherwise indicated

The annual average depreciation rates for property plant and equipment as of December 31, 2015 and 2014, based on their useful life, are as follow:

Average rates

Buildings	4%
Machinery, equipment and facilities	5.5%
Others	10% to 20%

The balance of property, plant and equipment in progress is comprised mainly of expansion and optimization projects of the Company’s industrial units, being R$ 28,036 in the Jacareí unit, R$ 40,032 of forest area projects, R$321,038 of Fibria-MS, R$ 47,446 in the Aracruz unit and R$ 13,159 in Veracel.

Borrowing costs capitalized were calculated based on the weighted average cost of the eligible loans. During 2015 the average rate applied was 15.32% p.a.

Property, plant and equipment given as collateral are disclosed in Note 23(i).

The Company currently does not have items of fixed assets for which it expects to abandon or dispose or for which provision for asset retirement obligations would be required.

20                                 Intangible assets

	Annual	2015			2014
	amortization		Accumulated
	rate - %	Cost	amortization	Net	Net

Goodwill — Aracruz		4,230,450		4,230,450	4,230,450
Systems development and deployment	20	178,146	(149,469)	28,677	26,703
Intangible assets acquired in the business combination - Aracruz
Databases	10	456,000	(319,200)	136,800	182,400
Patents	15.9	129,000	(129,000)		5,160
Relationship with suppliers
Chemical products	6.3	165,000	(72,188)	92,812	103,125
Other		17,516	(621)	16,895	4,265

		5,176,112	(670,478)	4,505,634	4,552,103

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2015

In thousands of Reais, unless otherwise indicated

(a)                                Roll forward of net book value

	2015	2014

At the beginning of the year	4,552,103	4,634,265
Additions	8	40
Amortization	(76,021)	(90,854)
Disposals	(67)	(20)
Transfers and others (*)	29,611	8,672

At the end of the year	4,505,634	4,552,103

(*) Includes transfers between property, plant and equipment and intangible assets.

Amortization of intangible assets was recorded in “General and administrative expenses” and “Other operating income (expenses), net”.

The impairment test for the goodwill related to the Aracruz is described in Note 37.

21                                 Finance and operating lease agreements

(a)                                Financial leases

Financial leases correspond to the purchase of forestry equipment for harvesting trees and transporting timber as also for purchase of industrial equipment for processing of chemicals and oxygen. The financial lease agreements have purchase options at the end of the lease term.

The assets are recognized substantially under “Machinery, equipment and facilities” within property, plant and equipment and the respective obligations under “Other payables”.

	2015			2014
		Accumulated
	Cost	depreciation	Net	Net

Forestry equipment	1,813	(1,813)		8
Oxygen and chemical facilities	88,990	(38,341)	50,649	56,329

	90,803	(40,154)	50,649	56,337

Present value and future minimum payments:

Years	Present value	Future value

2016	11,656	18,895
2017 to 2021	47,978	94,473
After 2021	16,919	42,512

	76,553	155,880

There are no restrictions imposed by financial lease agreements.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2015

In thousands of Reais, unless otherwise indicated

(b)                                Operating leases

(i)                                   Minimum non-cancellable payments

•             Land leases - the Company leases land for planting forests based on third-party operational leases supplementing raw materials for its production. The leases are for a period of up to 21 years. Lease payments, equivalent to market value are made according to the contract. The land lease agreements have renewal options of the lease period at market value.

•             Coastal transportation - the Company has 20-year coastal freight service contracts, ending in 2023, for the domestic transportation by sea of raw materials utilizing maritime barges from the Caravelas (BA) to Portocel (ES) Terminals.

•             Ocean transportation - the Company has 25-year sea freight services contracts, ending in 2039, with STX Pan Ocean Co. Ltd. for transportation of pulp from Brazil to several ports in Europe, North America and Asia.

At December 31, 2015, minimum payments of future operating leases are as follows:

		Coastal	Ocean
Years	Land leases	transport	transport

2016	119,427	65,544	146,315
2017 to 2018	220,637	131,089	292,630
2019 to 2021	336,561	196,633	438,945
After 2022	407,267	131,089	2,404,443

	1,083,892	524,355	3,282,333

(ii)                               Contingent payments

•             Forestry partnership agreements — on December 30, 2013, the Company entered into a forestry partnership and a standing timber supply agreement for a maximum term of 24 years, with contingent payments related to the repurchase of the standing timber that the counterparty has the right to receive. The purchase price is established in U.S. Dollars, as defined in the contract, and adjusted according to the US-CPI index.

Since there is not a mandatory volume of timber determined by the forestry partnership agreement that could guarantee a minimum payment to the counterparty, there are no minimum future payments to be disclosed by the Company.

22                                 Advances to suppliers - forestry partnership programs

The program, which commenced in 1990, in the States of Espírito Santo and expanded to the States of Bahia, Minas Gerais, São Paulo, Mato Grosso do Sul, Rio Grande do Sul and Rio de Janeiro, is directed towards planting eucalyptus forests on the land of partners. Under the program, the Company provides technology, technical assistance, inputs and funding depending on the type of agreement, and is guaranteed wood for its pulp production. These advances will be settled through delivery of wood by forest producers.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2015

In thousands of Reais, unless otherwise indicated

	2015	2014

At the beginning of the year	695,171	726,064
Advances made	30,084	116,717
Wood harvested	(65,141)	(83,366)
Transfers to forests	(29,552)	(64,244)

At the end of the year	630,562	695,171

23                                 Loans and financing

(a)                                Breakdown by type of loan

	Interest	Average annual interest	Current		Non-current		Total
Type/purpose	rate	rate - %	2015	2014	2015	2014	2015	2014

In foreign currency
BNDES - currency basket	UMBNDES	6.4	78,632	62,307	652,610	409,594	731,242	471,901
Bonds - US$ (*)	Fixed	5.6	15,801	11,154	2,686,105	1,825,189	2,701,906	1,836,343
Export credits (prepayment)	LIBOR		595,795	190,707	6,141,049	3,518,474	6,736,844	3,709,181
Export credits (ACC/ACE)	Fixed	2.8	45,123	263,120			45,123	263,120

			735,351	527,288	9,479,764	5,753,257	10,215,115	6,280,545

In Reais
BNDES	TJLP	10.3	186,937	320,838	776,421	870,720	963,358	1,191,558
BNDES	Fixed	5.5	29,745	16,654	100,460	76,020	130,205	92,674
BNDES	Selic	2.4	18		26,585		26,603
FINAME	TJLP/Fixed	3.8	3,236	4,978	2,226	5,451	5,462	10,429
CRA	CDI	16.2	16,687		659,275		675,962
NCE	CDI	16.6	88,855	83,507	613,177	630,742	702,032	714,249
Midwest Region Fund (FCO and FINEP)	Fixed	8.1	12,048	12,124	13,047	24,940	25,095	37,064

			337,526	438,101	2,191,191	1,607,873	2,528,717	2,045,974

			1,072,877	965,389	11,670,955	7,361,130	12,743,832	8,326,519

Interest			94,172	51,957	109,658	65,710	203,830	117,667
Short-term borrowing			44,905	262,739			44,905	262,739
Long-term borrowing			933,800	650,693	11,561,297	7,295,420	12,495,097	7,946,113

			1,072,877	965,389	11,670,955	7,361,130	12,743,832	8,326,519

(*)	Includes US$ 600 million (equivalent then to R$ 2,359,280 as at December 31, 2015), regarding Fibria 2024 issued by Fibria Overseas Finance Ltd., fully and unconditionally guaranteed by the Company.

The average rates were calculated based on the forward yield curve of benchmark rates to which the loans are indexed, weighted through the maturity date for each installment, including the issuing/contracting costs, when applicable.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2015

In thousands of Reais, unless otherwise indicated

(b)                                Breakdown by maturity

Non-current portion of the debt at December 31, 2015:

	2017	2018	2019	2020	2021	2022	2023	2024	Total

In foreign currency
BNDES - currency basket	90,068	80,467	65,354	179,567	188,974	43,035	5,145		652,610
Bonds - US$				372,732				2,313,373	2,686,105
Export credits (prepayment)	493,339	1,387,564	2,947,810	434,071	878,265				6,141,049

	583,407	1,468,031	3,013,164	986,370	1,067,239	43,035	5,145	2,313,373	9,479,764

In Reais
BNDES - TJLP	162,010	117,616	87,967	153,299	164,678	53,433	25,084	12,334	776,421
BNDES - Fixed rate	31,175	30,406	24,302	12,410	2,000	167			100,460
BNDES - Selic						1,129	13,543	11,913	26,585
FINAME	2,059	167							2,226
CRA					659,275				659,275
NCE	279,143	247,585	43,225	43,224					613,177
Midwest Region Fund (FCO e FINEP)	11,893	659	495						13,047

	486,280	396,433	155,989	208,933	825,953	54,729	38,627	24,247	2,191,191

	1,069,687	1,864,464	3,169,153	1,195,303	1,893,192	97,764	43,772	2,337,620	11,670,955

(c)                                 Breakdown by currency

	Currency
	2015	2014

Real	2,502,114	2,045,974
U.S. Dollar	9,483,873	5,808,644
Selic	26,603
Currency basket	731,242	471,901

	12,743,832	8,326,519

(d)                                Amortization of transaction costs

Annual effects of the amortization of transaction costs on the effective interest rate method:

	2015
Description	2016	2017	2018	2019	2020	After 2021	Total

BNDES	401	401	401	395	358	755	2,711
Bond - USD	4,592	4,592	4,592	4,592	4,049	11,978	34,395
CRA	2,696	2,696	2,695	2,696	2,696	2,246	15,725
Export credits (prepayment)	8,708	8,708	8,371	6,071	5,117	200	37,175

	16,397	16,397	16,059	13,754	12,220	15,179	90,006

The capitalization of transaction costs for loans and financing increases the average effective cost of the debt by 0.08% p.a.

(e)                                 Roll forward

	2015	2014

At the beginning of year	8,326,519	9,773,097
Borrowings	3,118,475	4,382,345
Interest expense	479,287	475,780
Foreign exchange losses	3,037,653	690,271
Repayments - principal amount	(1,800,670)	(6,636,153)
Interest paid	(405,546)	(491,173)
Bond early redemption transaction costs		133,233
Additional transaction costs	(30,486)	(36,736)
Other (*)	18,600	35,855

At the end of the year	12,743,832	8,326,519

(*)                                 Includes amortization of transactions costs.

(f)                                  Significant operations contracted in the year

Export credits - ACC

In 2015, the Company, through its jointly-operation Veracel, entered into export contracts (ACC) in the amount of US$ 54 million (equivalent then to R$ 167,696), which matures through February 2016 and accrue a fixed interest rate between 1.02% and 1.30% p.a.

BNDES

In 2015, the Company drew down R$ 253,897 from BNDES  with maturities between 2015 and 2024, accruing interest between TJLP plus 2.00% p.a. and 3.42% p.a., UMBNDES plus 2.42% p.a. and 2.48% p.a. and fixed interest rate between 4.00% and 10.00%. The proceeds were used in industrial, forestry and IT projects.

Export credits (prepayments)

In August 2015, the Company, through its subsidiary Fibria International Trade GMBH, signed an amendment to the export prepayment contract in the amount of US$ 400 million (equivalent then to R$ 1,390,040). The releases were made in three installments, being (i) the first in the amount of US$ 98 million, maturing through 2019 and interest rate of 1.30% p.a. over the quarterly LIBOR; (ii) the second in the amount of US$ 144 million, maturing through 2019 and interest rate of 1.40% p.a. over the quarterly LIBOR and, (iii) the third in the amount of US$ 158 million, maturing through 2021 and interest rate of 1.55% p.a. over the quarterly LIBOR. This line is intended to finance the Horizonte 2 Project.

Agribusiness Credit Receivable Certificates - CRA

In September 2015, the Company concluded the public distribution of 675 thousand Agribusiness Credit Receivable Certificates to be issued by Eco Securitizadora de Direitos Creditórios do Agronegócio S.A. in the total amount of R$ 675 million, with an interest rate of 99% of CDI, payments of interest semi-annually and final maturity for the principal in October 2021. The funding will be used for the purchase of goods and hiring of services in connection with Horizonte 2 Project. The Agribusiness Credit Receivable Certificates are backed by agribusiness credit rights assigned by Itaú Unibanco S.A., from the Export Credit Note to be issued by Fibria-MS, guaranteed by the Company. The funds were received by the Company on October 23, 2015.

(g)                                Covenants

Some of the financing agreements of the Company contain covenants establishing indebtedness ceilings and leverage indices, as well as minimum coverage of outstanding amounts.

The Company’s debt financial covenants are measured based on consolidated information translated into U.S. Dollars. The covenants specify that the indebtedness ratio (Net debt to Adjusted EBITDA, as defined (Note 4.2.2)) cannot exceed 4.5x.

The Company is in full compliance with the covenants established in the financial contracts at December 31, 2015.

The loan indentures with debt financial covenants also present the following events of default:

•             Non-payment, within the stipulated period, of the principal or interest.

•             Inaccuracy of any declaration, guarantee or certification provided.

•             Cross-default and cross-judgment default, subject to an agreed.

•             Subject to certain periods for resolution, breach of any obligation under the contract.

•             Certain events of bankruptcy or insolvency of the Company, its main subsidiaries or Veracel.

(h)                                Loans and financing guarantees

At December 31, 2015, certain loans and financing are guaranteed mainly by property, plant and equipment items from the Jacareí and Aracruz units, with a net book value of R$ 3,633,149 (December 31, 2014 - R$ 6,541,124, from the Três Lagoas, Jacareí and Aracruz units), considered sufficient to cover the corresponding loans and financing amounts.

(i)                                   Unused credit lines

Credit lines	Entities	Amount	Maturity	Cost	Commission

Revolving credit facility	Fibria Celulose S.A.	R$300 million	2018	100% of CDI plus 2.1% p.a.	0.35% p.a.
Revolving credit facility	Fibria Celulose S.A.	R$250 million	2018	100% of CDI plus 2.1% p.a.	0.33% p.a.
Revolving credit facility	Fibria International Trade GMBH.	US$ 280 million	2018	1.55% p.a. to 1.70% p.a. plus LIBOR 3M	35% of the agreed spread
Stand by facility	Fibria Celulose S.A.	R$300 million	2018	Semi-annual of CDI plus 1.50% p.a.	0.50% p.a.

The Company has not used these credits facilities. The value related to the commissions is recorded as a current liability under “Other payable”.

The total amount paid related to unused credit lines at December 31, 2015 was R$ 8,448 (R$ 5,493 as at December 31, 2014).

24                                 Contingencies

	2015			2014
	Judicial deposits	Provision	Net	Judicial deposits	Provision	Net

Nature of claims
Tax	96,997	106,571	9,574	88,858	100,604	11,746
Labor	64,429	201,561	137,132	52,304	174,179	121,875
Civil	18,918	37,537	18,619	16,400	27,361	10,961

	180,344	345,669	165,325	157,562	302,144	144,582

The Company has tax and civil claims arising in the normal course of business that are assessed as possible (but not probable) losses by Management, as supported by outside legal counsel. No provision has been recorded to cover possible unfavorable outcomes from these claims. At December 31, 2015, these claims amount to: tax R$ 6,830,705 (item (b) below) (R$ 5,470,144 as at December 31, 2014) and civil R$ 1,540,725 (item (d) below) (R$ 1,234,542 as at December 31, 2014).

The change in the provision for legal proceeds is as follows:

	2015	2014

At the beginning of the year	302,144	280,512
Settlement	(16,334)	(7,280)
Reversal	(38,196)	(37,458)
New litigation	37,089	17,723
Accrual of financial charges	60,966	48,647

At the end of the year	345,669	302,144

(a)                                Probable tax contingencies

The tax claims representing probable loss reflect discussions related to federal, state and municipal taxes, for which, substantially, there are judicial deposits as collateral, so there is no material exposure.

(b)                                Possible tax contingencies

Estimated Amount

Tax incentive - ADENE development agency (i)	121,970
IRPJ/CSL - partial approval (ii)	196,908
IRPJ/CSLL - Newark (iii)	256,937
Income tax assessment - IRPJ/CSLL - swap of industrial and forestry assets (iv)	1,633,796
Income tax assessment - IRPJ/CSLL - Fibria Trading International (v)	336,945
Income tax assessment - IRPJ/CSLL - Fibria Trading International II (vi)	323,027
Income tax assessment - IRPJ/CSLL - Fibria Overseas Holding (vii)	84,083
Income tax assessment - IRPJ/CSLL - disallowance of depreciation, amortization and depletion expenses - 2010 (viii)	548,958
Income tax assessment - IRPJ/CSLL - FTI and FIT 2011 (ix)	52,404
Other tax liabilities (x)	3,275,677

Total possible tax contingencies	6,830,705

(i)            Tax incentive - Agency for the Development of Northeastern Brazil (ADENE)

In 2002 the Company was granted its request by the Brazilian Federal Revenue Service (Receita Federal do Brasil) to benefit from reductions in corporate income tax and non-refundable surcharges calculated on operating profits (as defined) for Aracruz plants A and B (period from 2003 to 2013) and plant C (period from 2003 to 2012), when the qualification reports for the tax reductions are approved by ADENE.

In 2004, the Company was served an Official Notice by the liquidator of the former Superintendence for the Development of the Northeast (SUDENE), who reported that, the right to use the benefit previously granted is unfounded and will be cancelled. In 2005, the Brazilian Federal Revenue Service served the Company an assessment notice requiring the payment of the amounts of the tax incentive used, plus interest. After administrative discussion, the assessment notice was partially upheld and recognized the Company’s right to the tax incentive through 2003.

The Company’s Management, supported by its legal counsel, believes that the decision to cancel the tax benefits is erroneous and should not prevail, either with respect to benefits already used, or with respect to benefits not used until the corresponding final periods.

Currently, the claim is under discussion in the judicial level, where it is pending of judgment regarding the appeal presented by the Company.

(ii)        Income tax/CSLL - partial approval

The Company requested approval to offset 1997 tax losses with amounts owing to the tax authorities. The authorities approved only R$ 83 million, which generated a difference of R$ 51 million (R$ 197 million updated as at December 31, 2015). The Company has appealed the rejection of the tax credits and obtained a partially favorable decision and the final decision is under discussion in the judicial level.

(iii)    Income tax/CSLL - Newark

In December 2007 and December 2010, Fibria received two tax assessments totaling R$ 237 million alleging that Newark Financial Inc., an offshore subsidiary of VCP Exportadora e Participações Ltda. (a Fibria predecessor subsidiary) had underpaid taxes in 2005. The updated value of these two tax assessments is R$ 257 million. Based on advice from internal and external counsel the probability of loss for the first tax assessment (December 2007 - R$ 137 million) is remote and the probability of loss for the second tax assessment (December 2010 - R$ 120 million) is possible.

(iv)     Tax assessment - IRPJ/CSLL - Swap of industrial and forestry assets

In December 2012, the Company received a tax assessment for the collection of income tax and social contribution, alleging unpaid tax on a capital gain in February 2007, when the Company executed an agreement with International Paper for the swap of industrial and forestry assets.

On March 4, 2015, at the administrative level, the Tax Federal Administrative Court (CARF - Conselho Administrativo de Recursos Fiscais), declared partially in favor of tax assessment, reducing the fines from 150% to 75%. Following the decision, the updated amount involved was reduced from R$ 1,957 million to R$ 1,633 million, of which R$ 557 million refers to the principal, R$ 417 million to fines and R$ 659 million to interest, as at December 31, 2015.

Against the decision, the Company presented the applicable appeals, for which judgment is pending. The authorities also appealed to reduce the qualified fine; however, the appeal was not received, making definitive the decision that reduced the fines from 150% to 75%. In the event its position does not prevail at the administrative level, the Company will discuss the debt at the judicial level. Management’s assessment of this matter is that a loss is possible. A ruling at the administrative level was issued in January 2016 (Note 38).

(v)        Tax assessment - IRPJ/CSLL - Fibria Trading International

In October 2013, the Company received a tax assessment with respect to its share of 2010 earnings in Fibria Trading International which had been recognized on the equity method. We obtained a favorable decision in the first administrative level, subject to appeal. The tax authorities presented appeal, which was judged unfounded in December 2015, and is awaiting the period for presenting the special appeal by the tax authorities.

(vi)     Tax assessment - IRPJ/CSLL - Fibria Trading International II

In June 2014, the Company received a tax assessment notice with respect to the 2010 Fibria Trading International equity earnings which was recognized by Fibria’s former subsidiary Normus (merged by the Company in June 2013). We received favorable decision in the administrative instance and are awaiting the judgment for the appeal presented by the tax authorities.

(vii)Tax assessment - IRPJ/CSLL - Fibria Overseas Holding

In October 2014, the Company received a tax assessment for the 2009 equity earnings of Fibria Overseas Holding recognized by Fibria’s former subsidiary Normus. This assessment did not reflect the accumulated losses in previous years. The period was included by us in the Tax Amnesty and

Refinancing Program (REFIS). We presented an appeal which was judged favorable and is awaiting the period for presenting the appeal by the tax authorities.

(viii)Tax assessment - IRPJ/CSLL - disallowance of depreciation, amortization and depletion expenses - 2010

In December 2015, we received a tax assessment requiring the payment of IRPJ and CSLL, questioning the deductibility of depreciation, amortization and depletion expenses of 2010 included by us in the calculation of income tax expense. We will present administrative appeal on the legal period.

(ix) Tax assessment - IRPJ/CSLL - FTI and FIT 2011

In November 2015, the Company received a tax assessment with respect to its share of 2011 earnings in Fibria Trading International and Fibria International Trade GmbH, which had been recognized under the equity method.

However, this assessment did not reflect the accumulated losses of Fibria Trading International. The payment of the amount regarding the Fibria International Trade GmbH has been included on the REFIS.

(x)        Others tax liabilities with probability of loss classified as possible

Fibria has over 681 legal cases for individual amounts of less than R$ 100 million. The total estimated possible loss for theses legal cases is R$ 3,275,677. The average estimated for each case is R$ 4,8 million.

(c)                                 Comments on labor/civil proceedings

The Company is a party to approximately 5,751 labor lawsuits filed by former employees, third parties and unions, claiming the payment of health and safety premiums, overtime, commuting time, occupational illnesses and workers’ compensation, tangible and moral damages, understated indexation on the fine of 40% of the Government Severance Indemnity Fund for Employees (FGTS), severance pay of employees of thirty parties. The Company also has 1,230 civil lawsuits, most of which refer to claims for compensation by former employees or third parties for alleged occupational illnesses and workers’ compensation, collection lawsuits and bankruptcy situations, reimbursement of funds claimed from delinquent landowners and possessory actions filed in order to protect the Company’s equity. The Company has insurance for public liability that covers, within the limits set in the policy, unfavorable sentences in the civil courts for claims for compensation of losses.

(i)                                    Changing in the inflation indexation of labor related liabilities

In August 2015, the Superior Labor Court (Tribunal Superior do Trabalho - TST) declared unconstitutional the interest rate applied to labor liabilities based on the TR rate (Taxa de juros referencial - TR). The recommended rate was the consumer price index (IPCA-E) and should to be applied retroactively from June 30, 2009 over the processes in progress.

By applying the IPCA-E, the Company’s labor liabilities were impacted by R$ 25,283, adjusted against the line “Foreign exchange losses and monetary adjustment, net”, in the Statement of profit or loss.

On October 14, 2015, the Supreme Court (Supremo Tribunal Federal - STF), issued an injunction suspending the effects of the TST’s decision. However, the Company decided to keep the IPCA-E index to update the processes in progress until the final decision of the matter.

(d)                                Civil proceedings

In June 2012, a Public Civil Action was filed by the Federal Public Prosecutor to prohibit the Company´s trucks from using federal highways above certain weight limits alleging damage to federal highways, the environment and economic order. The updated amount penalty of R$ 1,256,463 as at December 31, 2015, was indicated by the Federal Public Prosecutor. The Company successfully appealed the decision and filed suit for the others matters against the Action. The proceedings are in their initial stage.

(e)                                 Judicial deposits

The Company has judicial escrow deposits at December 31, 2015 of R$ 144,954 (R$ 135,640 in December 31, 2014) for cases classified by external legal advisors as being remote or possible loss, for which no provision have been recorded. The contingencies refer to PIS, COFINS, income taxes and INSS, among other amounts. The deposits also include R$ 38,639 of the credit balance of REFIS (Note 25).

25                                 Tax Amnesty and Refinancing Program (“REFIS”)

Law 11,941/09

In November 2009, the Company elected to join a REFIS program and in 2011 agreed the amount of the eligible liabilities after meeting all formal requirements established in the legislation.

After taking into account the legal right to offset judicial deposits related to the liabilities it was determined that the deposits exceed the outstanding liabilities (after the reductions established by the program) and hence the remaining balance was in favor of the Company. At December 31, 2015 the balance is R$ 38,639, and it is presented within non-current assets under “Judicial deposits”.

26                                 Asset retirement obligations

The Company uses judgment and various assumptions when determining the asset retirement obligations. Environmental obligations relate to future obligations to restore/recover the environment arising from the right of use of the asset, which causes environmental damages as a result of the activities of the project or from regulatory requirements of the environmental agencies, and which are required to be compensated.

The dismantling and retirement of an asset occurs when it is permanently retired, through its shutdown, sale or disposal. This future long term obligation accrues interest which is recorded as a financial expense in profit and loss and it is also adjusted for inflation. Depreciation expense of the asset retirement obligation asset is recorded in the Statement of profit or loss.

In 2015, we recognized financial expenses in the amount of R$ 552 adjusting the provision for asset retirement.

The balance of the provision for asset retirement obligations as of December 31, 2015 amounted to R$10,630 and it is included in non-current “Other payables” (R$ 12,946 as of December 31, 2014).

27                                 Long-term commitments

Take or pay arrangements

The Company entered into long-term take-or-pay agreements with power, transportation, diesel, and chemical and natural gas suppliers effective for an average period of nine years. These agreements contain termination and supply interruption clauses in the event of default of certain essential obligations. Generally, the Company purchases the minimum agreed under the agreements, hence there is no liability recorded at December 31, 2015. The contractual obligations assumed at December 31, 2015 correspond to R$ 260,354 per year (R$ 202,361 at December 31, 2014).

28                                 Shareholders’ equity

(a)                                Capital

The Company is authorized to increase its capital up to 150,000,000 new common shares, by resolution of the Board of Directors, which will decide the price and the number of shares to be issued, as well as the term and conditions of payment.

At December 31, 2015 and 2014, fully subscribed and paid-up capital is represented by 553,934,646 nominative common voting shares without par value.

(b)                                Dividends

The Company’s by-laws provide for a minimum annual dividend of 25% of net income, adjusted by the changes in reserves, as determined by Brazilian Corporate Law.

	2015	2014

Net income attributable to the shareholders of the Company	342,185	155,584
(-) Legal reserve (5%)	(17,110)	(7,779)

Calculation basis	325,075	147,805

Minimum mandatory dividends (25%)	81,269	36,951

The Annual and Extraordinary General Meeting held on April 28, 2015, approved the distribution as dividends of the total adjusted net income of 2014, in the amount of R$ 147,805, where R$ 36,951 was distributed as mandatory dividends and R$ 110,854 as additional dividends. The payment of the dividends approved was made on May 14, 2015.

On October 22, 2015, the Board of Directors approved a dividend policy that is based on its ability to generate cash flow, respecting its indebtedness and liquidity policies, maintaining its commitment to its investment grade as well as considering its strategic planning.

In continuous act of the Board of Directors and based on the new dividend policy, the distribution of intermediate dividends extraordinarily was recommended in the amount of R$ 2 billion, to be paid against reserves for investments. The proposal is aligned with the dividend policy and was driven by the low leverage, low average cost of debt and the fact that the funding for Horizonte 2 Project are already solved, in line with our commitment to maintain the capital discipline.

The proposal was approved at the Extraordinary General Meeting held on November 30, 2015 and the dividends were paid on December 9, 2015.

On December 17, 2015, the Board of Directors approved the proposal of dividends to be distributed in the amount of R$ 300,000, corresponding to R$ 0.5419 per share, to be submitted to the approval in the Annual General Meeting in April 2016. Thus, considering the minimum mandatory dividends, in the amount of R$ 81,269, the additional dividends proposed will be R$ 218,731.

(c)                                 Statutory reserves

The legal reserve is constituted under Brazilian corporate law through the appropriation of 5% of the net income for the year.

The investment reserve, corresponding to the balance of retained earnings, after the appropriation of the legal reserve, mainly relates to earnings reserved to meet the investment plans, upgrading and maintenance of plants, as approved by the Statutory Audit Committee and the Board of Directors.

(d)                                Treasury shares

As at December 31, 2015, the Company holds in treasury 344,042 (342,824 as at December 31, 2014) common shares with a unit value of R$ 30.16 per share, which corresponds to R$ 10,378.

(e)                                 Other reserves

The amount of R$ 1,639,901 as at December 31, 2015 (R$ 1,613,312 as at December 31, 2014) refers, mainly, to the effects of the fair value uplift of the prior interest of Votorantim Celulose e Papel S.A. (“VCP”) (predecessor company) in Aracruz, at the time of the 2009 business combination.

(f)                                  Share-based payments

Share options are granted to Company’s CEO, statutory and non-statutory Officers and General Managers. The exercise price of the granted options is equal to the share’s weighted average price in the three months prior to the date of the grant, without discount or indexation. Options are conditional on the beneficiaries completing three years’ service (the vesting period) from the grant date, subject to the group achieving its target. The options have a contractual option term of six years. The Company has no legal or constructive obligation to repurchase or settle the options in cash (Note 30(ii)).

Share options outstanding at the end of the year have the following expiry date and exercise prices:

Grant date	Expiration date	Exercise price per share options	2015	2014

01/01/2014	31/12/2016	27.90	7,607	1,232
01/01/2015	31/12/2017	28.60	5,179

			12,786	1,232

29                                 Employee benefits

(a)                                Variable remuneration program

The Company maintains a performance based bonus program for its employees, which is tied to its performance plans and the attainment of specific objectives based on cash generation, which are established and agreed upon at the beginning of each year. The amount recorded as expenses for the year ended December 31, 2015 was R$ 95,954 (December 31, 2014 - R$ 69,573 and December 31, 2013 - R$ 55,742).

(b)                                Defined contribution pension plan

In 2000, the Company became a sponsor of the Senador José Ermírio de Moraes Foundation (FUNSEJEM), a not-for-profit pension fund for the employees of the Votorantim Group. Under the fund’s regulations, the Company matches employees’ contributions to FUNSEJEM, which may range from 0.5% to 6% of nominal salary. The Company’s contributions for the year ended December 31, 2015 amounted to R$ 9,682 (R$ 9,288 as of December 31, 2014 and R$ 8,829 as of December 31, 2013).

(c)                                 Medical assistance provided to retirees

The Company entered into an agreement with the São Paulo State Pulp and Paper Industry Workers’ Union to provide the funding for a lifetime medical assistance plan (SEPACO) for all of the Company’s employees covered in this agreement, their dependents, until they come of age, and their spouses, for life.

The Company’s policy determines that the cost of the benefit be allocated from the date of hiring to the date on which the employee becomes eligible to receive the medical assistance benefit. The amount recorded as expenses for the year ended December 31, 2015 was R$ 6,940 (R$ 7,567 as of December 31, 2014 and R$ 4,065 as of December 31, 2013).

The actuarial methods are based on economic and biometric assumptions, as follows:

	Actuarial assumptions
	2015	2014

Discount rate - %	7.3	6.0
Real growth rate of medical costs - %	3.0	3.0
Rate of increase of utilization of medical assistance - %	3.0	3.0
Long-term inflation - %	5.7	5.0
Biometric table of general mortality	AT-2000	AT-2000
Biometric table of general mortality for invalids	IAPB 57	IAPB 57

The sensitivity analysis of the obligation related to the healthcare plan regarding changes in the main assumptions is the follows:

	Change in assumptions	Increase in assumptions	Decrease in assumptions

Discount rate - %	0.50%	Decrease of 5.1%	Increase of 5.6%
Trend rate of medical costs - %	0.50%	Increase of 6.0%	Decrease of 5.5%
Mortality	1 year	Increase of 4.1%	Decrease of 4.0%

The sensitivity analysis is based on changes in just one assumption while the other assumptions remain unchanged.

The actuarial obligation, recorded under “Other payables”, is as follows:

	2015	2014

Reconciliation of liabilities
Present value of actuarial obligations at beginning of the year	91,434	76,579
Cost of current service from:
Interest on actuarial obligations	10,339	12,697
Benefits paid	(4,656)	(3,945)
Actuarial (gain) losses in the “Other comprehensive income”	(8,430)	7,288
Others	1,257	(1,185)

Present value of actuarial obligations at end of the year	89,944	91,434

(d)                                Employee benefits expenses

	2015	2014	2013

Payroll, profit sharing and related charges	654,984	589,472	501,453
FGTS and other rescission indemnifications	38,428	35,886	37,972
INSS	17,078	14,985	17,888
Others	32,703	29,105	24,801

	743,193	669,448	582,114

30                                 Compensation program based on shares

(i)                                   Phantom Stock Options (PSO)

The program is based on the PSO concept, which consists of an award in cash based on the appreciation, of the shares of the Company, as compared to a predetermined price during a predetermined period. The awards cannot be settled in shares. The Company’s CEO and the statutory and non-statutory Officers are eligible for the plan.

At the time of each award, the participants under the plan will receive a quantity of PSO, to be defined based on a target reward and on the expectation of an increase in the value of the Company. The target for the appreciation of the shares of the Company is established by the Board of Directors and the number of PSO awarded will be calculated in such a manner that, if the appreciation target is attained, the resulting reward will be equal to the target value.

The PSOs can only be exercised after a vesting period of three years, as from the award date established in the contracts, and the maximum period for the exercise of the option is five years since granted. Exceptionally, the first award, denominated as the Program 2009, has a graded vesting period.

The exercise price of the options at the award date is calculated by reference to the average price of the FIBR3 shares, in accordance with the volume traded in the three months prior to the date of the award.

The Programs awarded up to December 31, 2015 are presented below:

Programs

Program	Award date	Vesting period	Expiration date	Options	Exercise price

2009	08/26/2010	08/27/ 2010	12/31/ 2016	17,889	27.55
2009	08/26/ 2010	12/26/ 2010	12/31/ 2016	17,889	27.55
2009	08/26/ 2010	10/27/ 2011	12/31/ 2016	17,889	27.55
2010	08/26/ 2010	08/28/ 2013	12/31/ 2017	37,997	27.55
2011	01/02/ 2012	01/02/ 2014	12/31/ 2018	44,471	28.31
2013	01/02/ 2013	01/02/ 2016	12/31/ 2020	241,032	20.37

Assumptions and calculation of fair value of options granted

The pricing of options was based on the Binominal Trinomial Trees (BTT) model, due to its easy implementation, validation and consideration of the specific terms of the program. This BTT model is a numerical approximation of the risk-neutral or equivalent martingale methodology which is frequently utilized in the valuation of instruments that cannot have a closed-form pricing formula.

The following economic assumptions were used at December 31 of each year:

	2015	2014

Annualized volatility of share price - % (i)	3.34	3.69
Risk free return rate - % (ii)	14.13 to 16.71	11.57 to 13.02
Average price of shares (average of three prior months)	53.23	27.17
Options exercise price	23.05	19.55
Weighted-average term of vesting of option (months)	0.04	4.37
Weighted-average term of life of option (months)	47.42	59.74
Fair value of option resulting from the model (average)	35.22	10.90

(i)            Based on the daily volatility price for a three-month period.

(ii)         The curve of fixed-DI interest rate (Brazil) at the measurement date was utilized.

As result of the increase in the quoted market price of the FIBR3 shares in 2015 the fair value of the options as of December 31, 2015 was R$ 11,940 (R$ 7,016 as of December 31, 2014), recorded in the Statement of profit or loss under “Other operating (expenses) income” and the liability, under “Other payables”.

The settlement of this benefit plan for executives will be made by the Company in cash when the options are exercised.

The change in the number of PSO and their corresponding weighted average prices for the period are presented below:

	2015		2014
	Number of PSO	Weighted average price for exercise of options - Reais	Number of PSO	Weighted average price for exercise of options - Reais

Outstanding at the beginning of the year	679,075	19.45	679,075	19.55
Payments	(301,909)	15.18

Outstanding at the end of the year	377,166	23.05	679,075	19.55

Exercisable options at the end of the year	376,726	23.05	597,782	19.45

(ii)                               Stock Options

The Program consists of a plan to grant Options to purchase shares. The Company’s CEO, statutory and non-statutory Officers and General Managers are eligible for the plan.

The Stock Option plan is managed by the Board of Directors of the Company, that establishes grant programs annually, and is responsible for defining: (i) the beneficiaries of the options, (ii) the total number of options of each grant, and the number of each type of options to which each Beneficiary will be entitled individually, (iii) the goals related to performance to establish criteria for the selection of beneficiaries and determining the number of options to be granted to each beneficiary, and (iv) the form and time of payment of the exercise price of the options.

The Stock Option plan can only be exercised after a vesting period of three years, as from the grant date established in the contracts, and the maximum period for the exercise of the option is six years since granted.

The exercise price of the options at the award date is calculated by reference to the average price of the FIBR3 shares, in accordance with the volume traded in the three months prior to the date of the award.

Assumptions and calculation of fair value of options granted

The fair value of each option granted was estimated at the grant date based on the Black & Scholes option pricing model. The significant inputs into the model were:

					Fair value assumptions
Grant					Expectations		Free
Program	Grant- date	Number of options	Exercise price	Fair value of options	Dividends	Volatility	interest rate risk	Term maturity

2014	01/01/2014	349,091	27.90	10.59	—	36.27%	12.26% p.a.	3 years
2015	01/01/2015	338,749	28.60	13.90	—	33.03%	12.43% p.a.	3 years

The settlement of this benefit plan for executives will be made by the Company in shares when the options are exercised.

Changes in the number of share options outstanding and their related weighted average exercise prices are as follows:

	2015		2014
	Average exercise price per share option	Options	Average exercise price per share option	Options

At the beginning of the year	27.90	349,091
Granted	28.60	338,749	27.90	349,091

At the end of the year	28.24	687,840	27.90	349,091

In 2015, the compensation expense with the options to purchase shares was R$ 11,554 (R$1,232 in 2014), charged to the Statement of profit or loss under “Other operating (expenses) income” and the corresponding provision made against the “Capital reserve”.

31                                 Revenue

(a)                                Reconciliation

	2015	2014	2013

Gross amount	12,895,290	8,762,454	8,053,038
Sales taxes	(201,210)	(152,719)	(130,175)
Discounts and returns (*)	(2,613,413)	(1,526,132)	(1,005,457)

Net revenues	10,080,667	7,083,603	6,917,406

(*)    Related mainly to trade discounts.

(b)                                Information about markets

	2015	2014	2013

Revenue
Export market	9,168,894	6,412,432	6,341,772
Domestic market	818,680	590,773	503,649
Services	93,093	80,398	71,985

	10,080,667	7,083,603	6,917,406

(c)                                 Information by geographic areas

	2015	2014	2013

Europe	4,311,769	2,935,260	2,679,705
North America	2,467,956	1,706,428	1,930,893
Asia	2,389,476	1,768,974	1,708,368
Brazil and others	911,466	672,941	598,440

	10,080,667	7,083,603	6,917,406

32                                 Financial results

	2015	2014	2013

Financial expenses
Interest on loans and financing (i)	(470,139)	(475,780)	(575,877)
Loan commissions	(10,773)	(23,955)	(22,118)
Financial charges upon partial repurchase of Bond		(498,583)	(350,295)
Others	(88,881)	(42,279)	(68,236)

	(569,793)	(1,040,597)	(1,016,526)

Financial income
Financial investment earnings	131,641	91,299	96,942
Others (ii)	90,038	42,651	13,781

	221,679	133,950	110,723

Gains (losses) on derivative financial instruments
Gain	665,554	379,965	376,750
Losses	(1,495,682)	(386,201)	(592,063)

	(830,128)	(6,236)	(215,313)

Foreign exchange and losses
Loans and financing	(3,033,221)	(690,271)	(910,316)
Other assets and liabilities (iii)	526,198	(31,571)	(22,591)

	(2,507,023)	(721,842)	(932,907)

Net financial result	(3,685,265)	(1,634,725)	(2,054,023)

(i)        Does not include the amount of R$ 9,147 as at December 31, 2015, related to capitalized financing costs.

(ii)     Includes interest accrual of the tax credits.

(iii) Includes the effect of foreign currency exchange on cash and cash equivalents, trade accounts receivable, trade payable and others.

33                                 Expenses by nature

	2015	2014	2013

Cost of sales
Depreciation, depletion and amortization	(1,866,052)	(1,848,202)	(1,833,548)
Freight	(912,647)	(810,061)	(774,851)
Labor expenses	(497,910)	(460,741)	(412,624)
Variable costs (raw and consumable materials)	(2,601,600)	(2,426,533)	(2,361,665)

	(5,878,209)	(5,545,537)	(5,382,688)

Selling expenses
Labor expenses	(29,152)	(25,372)	(19,881)
Selling expenses (i)	(373,336)	(313,741)	(299,979)
Operating leases	(1,879)	(2,165)	(1,758)
Depreciation and amortization charges	(9,977)	(8,481)	(6,957)
Other expenses	(22,909)	(15,455)	(18,963)

	(437,253)	(365,214)	(347,538)

General and administrative and directors’ compensation expenses
Labor expenses	(99,321)	(93,217)	(106,306)
Third-party services (consulting, legal and others)	(105,652)	(107,470)	(111,480)
Depreciation and amortization charges	(16,209)	(17,311)	(22,656)
Donations and sponsorship	(7,359)	(7,978)	(5,690)
Taxes and contributions	(5,687)	(6,608)	(5,851)
Operating leases and insurance	(9,197)	(9,245)	(9,198)
Other expenses	(22,196)	(23,248)	(23,033)

	(265,621)	(265,077)	(284,214)

Other operating income, net
Program of variable compensation to employees	(119,448)	(90,118)	(71,659)
Capital gain on land and buildings sold - Asset Light Project (Note 1(d))			799,040
Tax credits	7,383	852,291	107,459
Increment of the provision for impairment of the ICMS credits	(165,085)
Gain (loss) on disposal of property, plant and equipment	135,347	(68,297)	(220,936)
Change in fair value of biological assets (Note 18)	184,583	51,755	102,265
Provision (reversal) for contingencies	(13,716)	14,230	116,042
Others	(4,717)	(10,399)	(24,730)

	24,347	749,462	807,481

(i)            Includes handling expenses, storage and transportation expenses and sales commissions, among others.

34                                 Insurance

The Company has insurance coverage for operational risks, with a maximum coverage of R$ 6,200,000. Additionally, the Company has insurance coverage for civil general liabilities in the amount of US$ 25 million corresponding to R$ 97.6 million on December 31, 2015.

Fibria’s management considers these amounts to be sufficient to cover any potential liability, risks and damages to its assets and loss of profits.

The Company does not have insurance coverage for its forests. To mitigate the risk of fire, the Company maintains internal fire brigades, a watchtower network, and a fleet of fire trucks. There is no history of material losses from forest fires.

The Company has a domestic and international (import and export) transportation insurance policy effective through July 31, 2016, renewable for additional 12 months.

In addition, Fibria has insurance coverage for civil responsibility of its directors and officers for amounts considered to be adequate by management.

35                                 Earnings per share

(a)                                Basic

The basic earnings per share is calculated by dividing net income (loss) attributable to the Company’s shareholders by the weighted average of the number of common shares outstanding during the period, excluding the common shares purchased by the Company and maintained as treasury shares.

	2015	2014	2013

Numerator
Net income (loss) attributable to the shareholders of the Company	342,185	155,584	(706,422)

Denominator
Weighted average number of common shares outstanding	553,591,112	553,591,822	553,591,822

Basic earnings (loss) per share (in Reais)	0.62	0.28	(1.28)

The weighted average number of shares in the period is represented by a total number of shares of 553,934,646 issued and outstanding for the year ended December 31, 2015 and 2014, excluding the 344,042 treasury shares of shares in the year ended December 31, 2015 (342,824 as at December 31, 2014). During the years 2015 and 2014 there were no changes in the number of shares of Company.

(b)                                Diluted

Diluted earnings per share are calculated by dividing net income attributable to the Company’s shareholders common shares by the weighted average number of common shares available during the year plus the weighted average number of common shares that would be issued when converting all potentially dilutive common shares into common shares:

	2015	2014

Numerator
Net income attributable to the shareholders of the Company	342,185	155,584

Denominator
Weighted average number of common shares outstanding	553,591,112	553,591,822
Dilution effect
Stock options	687,840	349,091
Weighted average number of common shares outstanding adjusted according to dilution effect	554,278,952	553,940,913

Diluted earnings per share (in Reais)	0.62	0.28

There was no dilutive effect in 2013.

36                                 Non-current assets held for sale

	2015	2014

Losango Project
Biological assets	284,217	284,217
Property, plant and equipment - substantially land	305,632	305,632
Others	8,408	8,408

	598,257	598,257

Upon classification as assets held for sale, the carrying amount of the assets held for sale was compared to their estimated fair values less cost of sale, and no impairment losses were recognized.

The Company assumed indemnification commitments with respect to potential losses, as agreed in the corresponding sale agreements which have specific limits, period for the indemnification commitments and procedures for the other party to require the indemnification.

37                                 Impairment testing

As of December 31, 2015, the Company performed its annual impairment test of the CGUs to which goodwill is allocated as described in item (a) below. As a result, as described in item (b) below, the Company performed an impairment analysis of its long lived assets.

(a)                                CGUs with goodwill allocated - Aracruz

In December 2015, the Company determined the need to perform an impairment analysis of the carrying amount of goodwill based on the value in use of the group of CGUs where goodwill was allocated. Value in use was estimated using a discounted cash flow model for the group of CGUs. The process of estimating the value in use involves assumptions, judgments and estimates for future cash flows which represent the Company’s best estimate approved by management. The impairment test did not result in the need to recognize an impairment loss.

Goodwill allocated to the group of CGUs (Aracruz, Portocel and Veracel) amounted to R$ 4,230,450 at December 31, 2015.

Cash flows for a period of ten years were considered and an additional amount was calculated for the perpetuity of the cash flow of the tenth year, discounted to present value using the WACC (Weighted Average Cost of Capital) rate. This rate takes into consideration the various components of financing, debt and own capital used by the Company to finance its activities. The cost of capital of the CGU was determined using the Company’s own capital cost through the Capital Asset Pricing Model.

The main assumptions used in determining value in use at December 31, 2015, are as follows:

Assumptions

Average pulp price - U.S. Dollar/ton	573
Average exchange rate in the period - R$/U.S. Dollar	3.11
Discount rate - WACC (nominal and real) - %	12.35 and 7.39

Management determined the gross margin based on its expectations of market development. The weighted average growth rates used are consistent with the forecasts included in industry reports.

Management believes it to be reasonably possible that future changes in the pulp price combined with changes in the exchange rate may result in the recoverable amount of the UGCs to be different.

The recoverable value of the UGC as per the impairment test exceeds its book value (headroom) by R$8.2 billion.

For purposes of the sensitivity analysis, we evaluated that even with a combined reduction of 10% in the pulp price and in the exchange rate (U.S. Dollar) over the next four years of discounted cash flows, the recoverable amount will still being higher than its value in use.

(b)                                Company’s long lived assets

At December 31, 2015, the Company assessed whether the value in use of its long lived assets exceeded its carrying amount. Value in use was measured using the discounted cash flows method. The processes to estimate the value in use followed the same assumptions and judgments described in item (a). The impairment test did not result in the need to recognize an impairment loss.

38                                 Subsequent events

On January 19, 2016, the Tax Federal Administrative Court (CARF — Conselho Administrativo de Recursos Fiscais) rejected the appeal filed by the Company in the administrative process regarding the tax assessment received on the swap of industrial and forestry assets with International Paper, as mentioned in Note 24(b)(iv). The appeal was rejected as per the casting vote of CARF’s President.

The Company is analyzing whether it would be appropriate to challenge the referred ruling in the administrative level. If the filing of an appeal in the administrative level is not advisable, the discussion will continue in judicial courts, with financial impact only corresponding to the payment of the required judicial guarantee.

The Company maintain its position to not constitute provisions for contingencies, based on the Company’s and its external legal advisors’ opinion that the probability of loss on this case is possible.

*          *          *

2015 MANAGEMENT REPORT

MESSAGE FROM MANAGEMENT

Following the conclusion of a cycle marked by liability management, Fibria began a new stage of its trajectory in 2015, with a series of strategic decisions designed to ensure a new level of competitiveness, involving an increase in operating capacity, financial discipline, operational excellence and the creation of value for shareholders, underpinned by solid corporate governance standards.

The decision to expand the Três Lagoas mill (MS) — begun with the Horizonte 2 project — the country’s largest private investment in 2015 with a budget of around US$2.2 billion, will allow the Company to consolidate its leadership position and increase its competitiveness. We also executed a contract with Klabin for the exclusive sale of hardwood pulp from the PUMA project to countries outside South America, further expanding our presence in the pulp market.

In 2015, the Company made substantial progress with research and innovation, strengthening its vision of creating new products from their forest base. In front of lignin became owns significant intellectual property in theme with the acquisition of the assets of the Canadian Company Lignol Innovations.

Thanks to the combination of a mature vision of corporate governance, which is constantly evolving, and strong period cash generation, in 2015 the Company was able to launch a dividend policy which prioritizes financial solidity and increases the market transparency of the way we define shareholder remuneration. As a result of this policy, Fibria paid annual dividends of R$2.149 billion.

Another corporate milestone in 2015 was the achievement of investment grade status, granted to the Company by Standard & Poor’s and Moody’s, thereby obtaining recognition of the quality of its credit by all three risk rating agencies, once again underlining its capacity for financial discipline and commitment to long-term planning. It is worth noting that Fibria’s investment grade rating with a positive outlook was reaffirmed by the agencies even after the worsening of Brazil’s political and economic crisis in 2015, which led both S&P and Fitch to downgrade sovereign risk and Moody’s put the sovereign rating on review with the possibility of relegation.

From the operational point of view, the Company continued to pursue efficiency gains through the implementation of projects, process improvements and innovation.

The 2015 pulp market exceeded agents’ expectations, characterized by higher-than-expected demand growth and unscheduled production downtimes, which meant that new supply was absorbed by the market, in turn allowing the introduction of successive price increases and the maintenance of balanced inventories.

Annual net revenue totaled R$10.081 billion, 42% up on 2014 and a new record, fueled by the depreciation of the real against the dollar and the higher average net dollar price. EBITDA came to R$5.337 billion, with a margin of 53%, also the company’s best ever figures. We closed 2015 with net income of R$357 million and free cash flow of R$2.9 billion, resulting in Management’s proposal to pay dividends of R$300 million in 2016, subject to approval by the Annual Shareholders’ Meeting to be held in April.

The Company closed the year with net debt of R$2.8 billion, which already includes some of the low-cost and long-term funding for the Horizonte 2 project raised through export financing lines and Agribusiness Receivables Certificates (CRAs).

On the social and environmental front, we are concerned with finding solutions for climate-related problems through the development of products and services that help ensure social well-being. We sought to play a leading role in the main climate change meetings in 2015, taking an active part in COP 21, the World Council for Sustainable Development, the Brazilian rounds on the Forestry Code and the Brazilian Climate, Forestry and Agriculture Coalition. Another determining value creation factor is the way Fibria relates to its surrounding communities, which has recorded substantial progress. The Company’s community engagement projects, such as the Rural Area Development Program (PDRT), the Tupiniquim Guarani Sustainability Program, the Beehive Program and the Ofayé and Alvorecer Programs, among others, moved ahead strongly, benefiting 5,500 families. Fibria’s long-term goals are to help these communities become self-sustainable in 70% of the income generation projects supported by the Company by 2025 and achieve an 80% approval rating from its surrounding communities. The last survey showed that 72% of respondents approved of Fibria’s activities. At the end of 2015, we made further progress with the formalization of a Sustainability Policy, approved by the Board of Directors and available on the Company’s Investor Relations website, making a further contribution to the governance of our aspirations which are already an integral part of our business proposition.

An exceptionally positive year for the Company was further underlined by various awards and recognitions. Fibria was maintained in the 2015/16 portfolio of the NYSE’s Dow Jones Sustainability Index (DJSI) — Emerging Markets, as well as in the portfolios of other important indices, such as BM&FBovespa’s Corporate Sustainability Index (ISE). We were also highlighted in the Customer Relations category by Exame magazine’s Sustainability Yearbook and elected Best Company in the Pulp and Paper Sector by the Negócios 360° and Melhores da IstoÉ Dinheiro Yearbooks.

Finally, we would like to thank all those, particularly our employees, clients, partners and suppliers, who have contributed to our excellent results until now, each and every one of whom has played a fundamental role in the history of Fibria’s success.

Marcelo Strufaldi Castelli	José Luciano Penido
CEO	Chairman of the Board of Directors

MARKET OVERVIEW

The 2015 pulp market exceeded agents’ expectations, characterized by higher-than-expected demand growth and unscheduled production downtimes, which meant that new supply was absorbed by the market, in turn allowing the introduction of successive price increases and the maintenance of balanced inventories.

PERFORMANCE ANALYSIS

Fibria’s pulp production totaled 5.2 million tons in 2015, 2% down on 2014, due to the slower stabilization curve following the scheduled maintenance downtimes, which, for the first time, were held after 15 months of operations, unlike in previous years, when they took place every 12 months.

Pulp sales volume came to 5.1 million tons, 3.5% less than in 2014. Despite a strong performance for most of 2015, permitting the imposition of three successive price hikes throughout the year, sales in the final quarter were jeopardized by Chinese pressure on prices, leading Fibria to reduce its exposure in Asia to below its historical average.

In terms of final use and sales per region, sales to the Sanitary Paper segment accounted for 50% of the 2015 total, followed by Printing and Writing Paper, with 35%, and Special Papers, with 15%. Europe continued to head the revenue rankings, generating 43% of the total, followed by North America and Asia, with 24% each, and Brazil, with 9%.

Net operating revenue amounted to R$10.1 billion, 42% more than in 2014, fueled by the higher average net price in dollars and the appreciation of the U.S. currency against the real, partially offset by the period reduction in sales volume.

The cost of products sold (COGS) totaled R$5.9 billion, 6%, or R$333 million, up on the year before, due to: (i) the increase in the production cash cost, impacted by higher non-recurring wood costs, the exchange rate, and the reduction in energy sales due to lower prices; and (ii) the impact of the exchange variation, on freight charges, partially offset by the reduced cost of bunker adjustments as a result of the slide in oil prices.

Selling expenses amounted to R$437 million, 20% more than in 2014, chiefly due to the 42% appreciation of the average dollar against the real, which mainly impacted terminal expenses, partially offset by the downturn in sales volume. It is worth noting that the selling expenses to net revenue ratio was 4%, 1 p.p. less than in 2014.

Administrative expenses came to R$266 million, flat over the previous year.

Adjusted EBITDA stood at R$5.3 billion, with a margin of 53%, 91% more than the year before and a new record, primarily fueled by the appreciation of the dollar against the real  and the higher average net pulp price in dollars, partially offset by the upturn in cash COGS and lower sales volume.

The financial result was a net expense of R$3.7 billion, versus an expense of R$1.6 billion in 2014, mainly due to the impact of the exchange variation on dollar-denominated debt (the dollar appreciated by 47% against the real in 2015), since a large part of the Company’s debt is dollar-pegged given its primary nature as an exporter. The deterioration in the hedge result, partially offset by dollar-pegged assets, which generated period revenue, also contributed to this result.

Given all the above, the Company reported 2015 net income of R$357 million, a 119% improvement over 2014.

STRATEGY

Fibria continues to maintain a strategy based on three pillars: (i) continued operational improvement; (ii) disciplined growth initiatives in regard to pulp production; and (iii) the pursuit of complementary opportunities in the value chain.

In the case of continuous improvement, the main highlights were the initiatives aimed at generating a better operating performance, increasing forest productivity and reducing capital employed in the business, exemplified by the energy efficiency projects and the reduction in production process variability.

In the case of growth, Fibria announced approval of the Horizonte 2 project to expand its mill in Três Lagoas (MS). This undertaking, already begun, includes the construction of a new bleached eucalyptus pulp production line with a nominal capacity of 1.85 million tons per year, with estimated investments of R$8.7 billion, equivalent to US$2.2 billion. Operational start-up is scheduled for the fourth quarter of 2017. The project will increase Fibria’s pulp production capacity by 35%.

As for new business, Fibria constantly pursues complementary opportunities in the value chain in such areas as bioproducts, real estate and port development, among others. One such initiative was the strengthening of the strategic alliance with the American company Ensyn Corporation (Ensyn), begun in 2012, as well as other prospects in the priority areas defined by Fibria’s biostrategy study.

In the port development area, it is particularly worth mentioning the expansion studies for Portocel, a private terminal specializing in pulp shipments in Barra do Riacho, Espírito Santo.

CAPITAL EXPENDITURE

Capex totaled R$1.6 billion in 2015, excluding the Horizonte 2 expansion project and the end-of-year land purchases, 6% down on the estimate announced to the market at the close of 2014. Including Horizonte 2, the land acquisitions, non-recurring maintenance expenses and the external factors of inflation and the exchange variation, capex would have come to R$2.4 billion.

Management has approved a 2016 capital budget of R$8.2 billion, R$5.4 billion of which will be allocated to the Horizonte 2 expansion project.

LIABILITY MANAGEMENT

With the decision to invest in the Horizonte 2 project, the Company structured the necessary funding for its execution through long-term and low-cost financing, which will extend the average term of Fibria’s debt from 4.3 to 5.0 years and reduce its average cost in dollars from 3.3% p.a. to 2.8% p.a. The financing sources include export prepayments, Agribusiness Receivables Certificates (CRAs), the Brazilian Development Bank (BNDES), the Midwest Developent Fund (FDCO), Export Credit Agencies (ECAs) and the Company’s own cash through the freeing of working capital.

Cash and cash equivalents closed the year at R$1,730 million, including the mark to market of hedge instruments, which came to a negative R$828 million. Excluding the impact on the cash position of the mark to market of the hedges, 58% of cash was allocated to local currency government and fixed income securities, and the rest to short-term investments abroad.

The Company has four unused revolving credit facilities totaling R$1,943 million, three of which in local currency totaling R$850 million and one in foreign currency totaling US$280 million. These funds, despite not being utilized, help improve the Company’s liquidity. When added to the current cash position of R$1,730 million, these lines have resulted in an immediate liquidity position of R$3,673 million. As a result, the cash to short-term debt ratio closed 4Q15 at 3.4x.

The Company ended the year with gross debt of R$12,744 million, corresponding to US$3,264 million, 4% up on the previous year in dollars due to period funding operations for the Horizonte 2 project. Net debt ended the year at R$11,015 million, the net debt/EBITDA ratio in dollars stood at 1.78x and the total average debt maturity was 51 months.

DIVIDENDS

In 2015, Fibria fine-tuned its governance procedures by launching a Dividend Policy which makes the criteria through which the Company will propose shareholder payments more transparent to investors, while respecting its financial policies and commitment to maintaining investment grade status. Given strong cash generation and as a result of implementing this policy, Fibria paid dividends of R$2.15 billion in 2015.

We closed 2015 with net income of R$357 million and free cash flow of R$2.9 billion before capex with the Horizonte 2 project, the end-of-year land acquisitions and dividend payments, which formed the basis of Management’s proposal to distribute dividends of R$300 million in 2016, to be resolved at the next Annual Shareholders’ Meeting in April.

Fibria’s dividend policy envisages the possibility of paying extraordinary dividends throughout the year, in accordance with its cash generating capacity, providing its Debt and Liquidity Policies and commitment to investment grade status are respected.

CAPITAL MARKET

Fibria’s shares, which are traded in the Novo Mercado listing segment of the BM&FBovespa under the ticker FIBR3, appreciated by 71% in 2015, closing at R$51.89. On the NYSE, the Company’s level III ADRs, traded under the ticker FBR, closed at US$12.69, 13% up in the year. Daily trading volume on the BM&FBovespa and NYSE averaged 3.1 million shares, 13% more than in 2014, while daily financial volume averaged US$41.8 million, up by 42%.

Total outstanding shares	553,934,646 common shares (ONs)
ADR (American Depositary Receipt)	1 ADR = 1 common share
Market cap on December 31, 2015	R$28.7 billion | US$7.4 billion

Fibia’s shares are included in the main Brazilian stock market indices — the Ibovespa, the Brazil 50 Index (IBRX-50), the Brazil 100 Index (IBRX-1000), the Corporate Governance Stock Index (IGC), the Special Tag-Along Stock Index (ITAG), the Carbon Efficient Index (ICO2) and the Corporate Sustainability Index (ISE). They are also part of the DJSI Emerging Markets, an important NYSE emerging market sustainability index.

Fibria maintained close relations with its investors and the market in general through the promotion of important public meetings and events, such as the Investor Tour, held this year in the Veracel Mill (BA), in September, and Fibria Day, held at the NYSE in December.

CORPORATE GOVERNANCE

Since its creation in 2009, Fibria has been reaffirming its commitment to best corporate governance practices, while improving its ethical and transparency standards as well as its stakeholder engagement procedures. The main initiatives in 2015 were the creation of the Dividend Policy, underlining its commitment to capital discipline and the maintenance of investment grade status; the drawing up of the Sustainability Policy, based on practices already used by the Company in a transparent and binding manner; and revision of the Ombudsman Policy, further increasing the transparency of this important communication channel. All the policies mentioned were approved by the Board of Directors and are available on the Company’s Investor Relations website.

In the constant pursuit of improved governance and integrity standards, Fibria implemented the following initiatives in 2015: a communications campaign to disseminate the new version of the Code of Conduct,  as well as a new collection of the Term of Commitment from all employees; adherence to the ETHOS Institute’s Business Compact for Integrity and Against Corruption, through which it assumed specific transparency and anti-corruption commitments, thereby contributing to a more honest and ethical market.

Also in 2015, with a view to strengthening the crisis management process, we created the Crisis Management Guidebook, which helped speed up decision making, thereby minimizing any eventual adverse impacts of operations on intangible reputational capital. We also introduced a specific training course for members of the Board of Directors in order to align its activity guidelines with the crisis management process.

Given the current challenges facing the business and in line with the other governance tools, in 2015 Fibria implemented the SAP GRC system’s Risk Management (ERM) model, which will provide support for activities related to corporate risk management (ERM — Enterprise Risk Management), from identification and analysis to the treatment and monitoring of risks, by improving and automating various processes.

Fibria has also been strengthening its Compliance Program through workshops focused on three of its pillars: Defense of Competition, Anti-Corruption, and Loss and Fraud Prevention.  These initiatives represent the further maturation of the governance model, an evolution of the already existing compliance culture, making it clear to everyone what is expected of them in the organizational context. Our compliance initiatives are conducted with the aim of strengthening adherence to controls and their alignment with the organizational strategy.

In 2015, we improved the due diligence controls in our supply chain and concluded the first phase of the project to construct our value chain with the mapping of strategic suppliers’ profiles.

SUSTAINABILITY

The essence of our business is to produce renewable forest-based products while respecting life. We are committed to operating in a sustainable manner, in line with the highest global sustainability standards. Fibria is the first link in an extensive value chain that begins in the forest and ends with the final consumers of various types of paper widely used in the education, hygiene and health areas. Operating in global markets where there is growing demand for social and environmental responsibility throughout the production chain, Fibria interacts with a wide range of people and organizations, including several rural communities adjacent to its operations. Focusing on innovation, operational excellence and dialogue with our stakeholders, we do everything possible to mitigate adverse impacts and increase our contribution to society through the adoption of sustainable planted forest cultivation practices, the constant pursuit of greater industrial and logistics ecoefficiency, and an unwavering willingness to share value with all our stakeholders.  As a result of these commitments, the Company received important recognitions in 2015, being voted the Most Sustainable Company in the Pulp and Paper Sector and highlighted in the Customer Relations category by Exame magazine’s Sustainability Yearbook, and elected Best Company in the Pulp and Paper Sector by the Negócios 360° and Melhores da IstoÉ Dinheiro Yearbooks. We were also included once again in the NYSE’s Dow Jones Sustainability Emerging Markets index (DJSI Emerging Markets) and the BM&FBovespa’s Corporate Sustainability Index (ISE).

The Company publishes an annual Sustainability Report in accordance with the guidelines (G4 version) of the Global Reporting Initiative (GRI) and the International Integrated Reporting Council (IIRC), which is filed with the CVM through the IPE system in the “Sustainability Report” category.

Sustainability Policy

In December 2015, the Board of Directors approved Fibria’s Sustainability Policy, which establishes the principles and guidelines governing the Company’s social and environmental practices. In addition to helping guide and engage employees, the document underlines the Company’s decision to generate value for society by always considering economic, financial, social and environmental aspects in its productive chain.

Materiality

In 2013, Fibria updated its Materiality Matrix, which identifies the most important issues for the Company and society as a whole, taking into account its strategy and the views of its stakeholders. The issues of business expansion, value creation through innovation, financial management  and social and environmental management of the supply chain, as well as the six topics dealt with below, make up the ten principles of the Company’s materiality matrix:

Certifications, voluntary industry commitments and regulations: Fibria has certifications for its quality management, environmental, occupational health and safety, and forest management systems. All units are certified by the Forest Stewardship Council (FSC®) and Cerflor/PEFC. The Company also voluntarily participates in several forums, associations or working groups, including the World Business Council for Sustainable Development (WBCSD), the Brazilian Business Council for Sustainable Development (CEBDS), the SustainAbility Engaging Stakeholders program, The Forests Dialogue (TFD), the UN’s Global Compact, the Pact for the Restoration of the Atlantic Forest and the Brazilian Climate, Forest and Agriculture Coalition.

Local development and impacts on the communities: In certain specific communities located in underprivileged regions in the north of Espírito Santo and south of Bahia, there are social conflicts whose origins are not always associated with the Company and which the Company is frequently unable to resolve. Despite the complexity of the challenge, helping settle these conflicts is one of Fibria’s priorities and the Company has been working either directly with the communities or by engaging with other parties that can also contribute to creating solutions, such as the various spheres of government, NGOS and other companies. In fact, there has been notable progress in the resolution of these conflicts in the last five years, with concrete results that have had a positive impact on the social license to operate.

The company has invested more than R$100 million in its social development programs since 2009. In 2015, 500 new families benefited from the Company’s social projects, which currently cover 5,500 families, with a proven increase in income.

Forest management, biodiversity and soil use: Fibria preserves around 35% of its area (338,000 hectares) through protection, restoration, management and integration with the forest crop base, also seeking to minimize external pressures and degradation factors that may be affecting these areas. One of Fibria’s long-term goals is to promote the environmental restoration of 40,000 hectares of its own areas between 2012 and 2025, having restored 13,043 hectares by the end of 2015. Biodiversity in Fibria’s forest areas is the subject of studies and monitoring activities that seek to understand, protect and expand native fauna and flora species and populations, as well as improving the environmental quality of the Company’s land.

Relations with government Fibria believes that, in a democratic society, everyone, including companies, has the right to participate in the drawing up of public policies and take part in discussions concerning the regulatory frameworks. The Company therefore seeks to contribute by defending its point of view through direct contact with authorities and politicians and/or by participating in the various associations that represent the forestry and pulp and paper sectors of which it is a member in order to ensure a stable political and institutional environment and clear and well-designed regulations.

In this context, Fibria is guided by a structured governance model based on corporate values, with a special emphasis on ethics and transparency, and underpinned by the clear guidelines established in its Code of Conduct and Anti-Corruption Policy, approved by the Board of Directors.

Transparency and engagement with stakeholders: In the course of its business, the Company maintains relations with a wide range of stakeholders in various economic segments, Brazilian states and countries. In order to ensure constructive relationships with these stakeholders, it invests in dialogue and specific communication channels, such as the Ombudsman, which is open to all stakeholders with guaranteed anonymity and through which all violations of the Code of Conduct are reported, and Fale com a Fibria (Contact Us), which receives suggestions, requests for information and complaints from the Company’s surrounding communities.

Use of Water: Fibria continuously monitors the micro-basins in its operational areas in order to prevent or minimize any possible adverse effects of its forest management activities on the quantity and quality of the water and the most recent results of this process indicate no such impacts on the water reserves in these regions. Based on the use of the best available water management technologies and practices and the adoption of effective prevention and control procedures, the Company has achieved high levels of water reuse. As a member of the Water Footprint Network, Fibria is a pioneer in this type of assessment in the Brazilian pulp and paper industry, assuming the management of water resources throughout the pulp production value chain. The harvesting of water for the mills and forest management activities is authorized through grants and registration, pursuant to local environmental legislation and the mills’ own operating licenses. All the industrial units are in compliance with international water use and effluent quality standards.

TECHNOLOGICAL INNOVATION

Through continuous investments in research and technological innovation, Fibria seeks a better understanding of the fiber x industrial process x final product interaction equation, thereby generating competitive advantages capable of maintaining its leadership of the pulp market. By identifying those pulp characteristics that are essential for the production of high quality paper, we introduce new challenges for our genetic improvement program and develop new industrial processes in order to ensure innovative products with greater added value.  The research and technological innovation activities undertaken by Fibria’s Technology Center are geared towards increasing forest productivity and improving eucalyptus pulp quality in a sustainable manner. These efforts do not only take place inside our laboratories, but also in association with universities, suppliers and research institutes in various parts of the world. Given the importance of innovation to the Company’s strategy, in 2015 it invested around R$51 million in this area, including operating expenses and capital expenditure.

The Technology Center is equipped with a structured scientific base for achieving these results, including genetic improvements and the development of new forest management techniques in order to ensure a continuous and sustainable increase in the productivity of our planted forests. With this in mind, our scientists were involved in several major initiatives in 2015, as reported below.

We implemented the Integrated Fertilizer Recommendation System (SIRA), which allows us to recommend the most appropriate fertilizer for each stage of forest growth, given that the Company has around 23,000 forest stands, with an enormous variety of soil types. Use of the correct fertilizer without waste results in lower costs, healthier trees and higher levels of forest productivity in a sustainable manner.

Risk management is another Technology Center priority. In 2015, we increased the number of clones planted on an operational scale by around four times. The great benefit of this strategy is that it mitigates risks associated with climate change. By increasing genetic variation, we can safely affirm that our current forests are better prepared to adapt to changes in the climate.

Fibria also made progress with Genetically Modified Eucalyptus (EucaGM). We created a multidisciplinary engagement group so that employees could develop an understanding of the Company’s work and objectives in this area, intensifying EucaGM use feasibility studies and listening to representatives of our production chain in Brazil and abroad. Based on a diagnosis of risks and opportunities, we began working with outside specialists with various points of view, who, together with Fibria, will evaluate the social, economic and environmental impacts of this new technology.

In 2015, the company recorded a major advance on the lignin research front by acquiring the assets of the Canadian company Lignol Innovations, now Fibria Innovations. As a result, Fibria became the owner of substantial intellectual property regarding the subject and established an important link with one of Canada’s leading universities, the University of British Columbia, expanding its options for the pursuit of new scientific knowledge. We are now working on making the best possible use of the quality of our patent portfolio and developing higher added value applications for lignin.

Also in 2015, we made substantial progress with research and innovation related to the diversification of our business, with a focus on bioproducts, most notably in regard to the creation of Brazil’s first bio-oil plant and the development of nanocellulose research.

SUPPLIERS

Fibria has an extensive and diversified supplier base, ranging from small farmers to large national and multinational corporations. It currently has around 8,000 registered suppliers, with whom it seeks to engage in best social and environmental practices, focusing on the responsible use of natural resources and respect for workers’ rights.

The Company requires that all its suppliers diligently execute the prevailing labor and environmental policies and legislation and comply rigorously with Fibria’s safety criteria, whether in the company ratification and/or contracting processes, or throughout the term of the contracts. In 2015, we implemented the Fibria Suppliers’ Portal to facilitate communication with prospective suppliers in the ratification process and the evaluation of strategic suppliers.

The Company also puts great importance on the creation of value in the regions where it operates, prioritizing, whenever possible, the acquisition of products and/or services from local suppliers. In addition, in order to help these suppliers improve their business, it sponsors and actively participates in development programs to certify such suppliers in regard to environmental, financial management, tax, labor, quality and health and safety issues. These initiatives include the Integrated Supplier Development and Qualification Program (PRODFOR) in Espírito Santo, which was created on the initiative of Fibria and is now a national reference, and the Supplier Qualification Program (PQF Avançado) in Mato Grosso do Sul, created and led by Fibria. The Company also participates as an anchor in the rounds of negotiations promoted by official supplier encouragement and development bodies in its operational areas. These meetings are designed to bring together small suppliers of major supply chain driving companies.

In 2015, Fibria published its Value Chain Report for suppliers participating in the Value Chain project, initiated in 2014 to identify the sustainability aspects of the Company’s strategic suppliers and encourage the adoption and monitoring of improved sustainability practices. With this initiative, Fibria expects to encourage these suppliers to reduce their carbon emissions by using natural resources in a responsible manner and ensuring respect for human rights.

PEOPLE

In 2015, Fibria’s activities were grounded in the concept of growth with a new horizon. And this growth is directly linked to a culture of high performance, proactivity and the entire organization’s commitment to the expansion of the business. These characteristics have become increasingly consolidated over the years, so that our organizational development policies have become more and more interlinked with our corporate strategies.

The Performance Management Cycle, which has covered all the Company’s employee levels since 2013, closed with more than 84% of employees having been assessed and given formal feedback, resulting in the drawing up of Individual Development Plans.

One initiative arising from the Performance Management Cycle was the indication of employees for the Três Lagoas factory expansion project (the Horizonte 2 project), through which the successors mapped in the Succession Plan were invited to occupy positions of leadership as a form of meritocracy and professional development.

The ratio of internal promotion to top management positions has been around 80%, underlining the Human and Organizational Development area’s aim of developing and recognizing talent from within the Company.

The Horizonte 2 project also has a social purpose aligned with Fibria’s vision of sustainability. When hiring employees for this operational expansion, we sought to recruit people from the Três Lagoas region, providing them with training programs in association with the SENAI (National Industrial Training Service)

It is also worth noting the First Leadership program, which invests in the development of new leaders and has already trained more than 300 Company managers.

Fibria is strongly committed to the health and safety of its own and outsourced employees in all its operations. Its Occupational Health and Safety system comprises tools and practices that help prevent accidents, incidents and occupational diseases. These practices have ensured compliance with the requirements of OHSAS 18001 at the Santos Port Terminal and of the sustainable forest management certifications CERFLOR and FSC (Forest Stewardship Council). Progress in 2015 was demonstrated by an accident rate resulting in lost days of 0.84 accidents per million man-hours worked. Unfortunately, despite all our efforts, there was one fatal accident involving a forestry service provider in the Vale do Paraíba (SP) regional unit. Aiming to strengthen the safety culture, the Occupational Hygiene (HSMT), Safety and Medicine and Human and Organizational Development areas created a new training module in order to reinforce health and safety guidelines and practices among the various operational teams.

RELATIONS WITH THE INDEPENDENT AUDITORS

Pursuant to CVM Instruction 308/1999, which sets forth the mandatory rotation of the independent auditing firm every five years, we hereby declare that, it was approved the hiring of Baker Tilly Brasil Auditores Independentes S/S (“Baker Tilly”) as the Company’s independent auditing firm in Brazil for the term of 3 years, counted from the first quarter of the 2015 fiscal year on, in replacement of PricewaterhouseCoopers Auditores Independentes (“PwC”). PwC has expressed its consent in respect of the justification for its replacement, in accordance with article 28 of such instruction.

Pursuant to CVM Instruction 381/2003, we hereby declare that, in the fiscal year ended December 31, 2015, we did not contract our independent auditors to carry out any work other than that related to the external audit.

The Company’s policy for contracting services not related to the external audit from our independent auditors is based on internationally accepted principles that preserve their independence, namely that the auditors: (a) shall not audit their own work, (b) shall not perform management activities for their client and (c) shall not promote their client’s interests.

To the FIBRIA CELULOSE S.A. shareholders

Capital Expenditure Budget Proposal

According to the terms provided in the article 196 of Law no. 6.404/76, with the wording settled by Law no. 10.303 of October 31st, 2001, the Management of Fibria Celulose S.A. (“Fibria” or “Company”) hereby presents the Capital Expenditure budget proposal.

The proposal of the allocation of the result of 2015, included in the Fibria’s Financial Statements, in order to meet its investment plan, states that, after the adjustments established in the articles 193 and 202 of Law 6.404/76, will be retained the amount of R$ 25,075 thousand, allocated to the Reserve for Investments, which will be added to the current balance of this reserve, in the amount of R$ 805,870 thousand.

The capital expenditure budget plan for 2016, dully approved in the Board of Directors’ Meeting, held on December 17, 2015, totals the amount of R$ 8,189 million, as per detailed below:

R$ Million
Maintenance	383
Modernization	169
Research & Development	8
Information Technology	22
Forestry — Renewal	1,499
Safety/Environment	52
Pulp Logistic	690
Horizonte 2 Project	5,366
Total Capital Expenditure	8,189

The investments will be executed primarily with incomes retained in the Profit Reserve for Investments in the amount of R$ 830,945 thousand. The difference, in the amount of R$ 7,358 million, for the realization of the total proposed investments by the Management, will be executed with use of Company’s own funds (obtained through its operational activities along the fiscal year) and third parties.

Sources and Uses Summary Table:

R$ million
Sources

Income retained for investments
Total balance of the reserve for investments	806
Retained income in 2015	25

Own funds (obtained through its operational activities along the fiscal year)/third parties	7,358

TOTAL	8.189

Uses

Investments	8.189

As per the capital expenditure budget proposal presented above, please do not hesitate to contact the Management to obtain any further clarification needed.

São Paulo, January 27, 2016.

THE MANAGEMENT

FIBRIA CELULOSE S.A.

(a publicly held company)

CNPJ/MF no. 60.643.228/0001-21

NIRE 35.300.022.807

Opinion of the Fiscal Council

The Fiscal Council of FIBRIA CELULOSE S.A. (“Fibria” or “Company”), in the use of the attributions conferred to it under Article 163 of the Brazilian Corporate Law (Law n. 6,404/76), according to the meeting held on January 27, 2016 in the Company’s headquarter, examined the Financial Statements: Individual (controlling company) and consolidated (Fibria and its subsidiaries) and the respective explanatory notes, the Management Annual Report and other financial statements prepared by the Company for the fiscal year ended December 31, 2015, as well as the proposals contained therein, including the capital expenditure proposal for the fiscal year of 2016. Based on the analysis carried out and considering the opinion of the independent auditors, Baker Tilly Brasil Auditores Independentes S/S, dated January 27, 2016, presented without reservations, as well as the information and clarifications provided by representatives of the Company during the year, the members of the Fiscal Council unanimously concluded, in accordance with the provisions of Article 163 of Law 6.40476, to opine favorably on the submission of such documents and proposals for approval of the Ordinary General Meeting, related to the fiscal year of 2015.

São Paulo, January 27, 2016.

Maurício Aquino Halewicz Chairman of the Fiscal Council	Gilsomar Maia Sebastião Member of the Fiscal Council

Antonio Sergio Riede
Member of the Fiscal Council

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 27, 2016

Fibria Celulose S.A.

	By:	/s/ Guilherme Perboyre Cavalcanti
	Name:	Guilherme Perboyre Cavalcanti
	Title:	CFO and IRO